--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            LUMEN TECHNOLOGIES, INC.
                           (NAME OF SUBJECT COMPANY)

                            LUMEN TECHNOLOGIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                            ------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  550242 10 1
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                               MARTIN E. FRANKLIN
                             CHAIRMAN OF THE BOARD
                           555 THEODORE FREMD AVENUE
                                  SUITE B-302
                              RYE, NEW YORK 10580
                                 (914) 967-9400
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                WITH A COPY TO:
                            ROBERT L. LAWRENCE, ESQ.
                               KANE KESSLER, P.C.
                   1350 AVENUE OF THE AMERICAS -- 26TH FLOOR
                            NEW YORK, NEW YORK 10019
                                 (212) 541-6222

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      (This page intentionally left blank)

ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Lumen Technologies, Inc., a Delaware corporation ("Lumen" or the "Company"), and the address of its principal executive offices is 555 Theodore Fremd Avenue, Suite B-302, Rye, New York 10580. The title of the class of equity securities to which this statement relates is the common stock, par value $0.01 per share, of the Company (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

     This statement relates to the tender offer disclosed in a Tender Offer Statement on Schedule 14D-1, dated October 27, 1998 (the "Schedule 14D-1"), of Lighthouse Weston Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of EG&G, Inc., a Massachusetts corporation ("Parent"), to purchase all outstanding Shares at a price of $7.75 per Share or any greater amount per Share paid pursuant to such tender offer as it may be amended (the "Merger Consideration"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 27, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 21, 1998, by and among Parent, the Purchaser and the Company (the "Merger Agreement"). The Merger Agreement provides, among other things, that upon the terms and subject to the conditions contained therein, and in accordance with the General Corporation Law of the State of Delaware (the "Delaware Law"), after the satisfaction or waiver of the conditions contained therein, and the purchase of Shares pursuant to the Offer (but in no event prior to January 11, 1999, unless so requested by the Parent), the Purchaser will be merged with and into the Company (the "Merger").

     According to the Schedule 14D-1, the address of the principal executive offices of each of the Purchaser and Parent is 45 William Street, Wellesley, Massachusetts 02481.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) Except as described in this Schedule and on Annex I attached hereto, which is incorporated herein by reference, there are, to the knowledge of the Company, no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Parent, Purchaser, or their respective executive officers, directors or affiliates.

                          AGREEMENT AND PLAN OF MERGER

     The following is a summary of the Merger Agreement. Such summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference. Capitalized terms used herein and not otherwise defined have the same meaning as in the Merger Agreement.

     The Offer In the Merger Agreement, the Purchaser has agreed, among other things, subject to certain conditions, to commence the Offer for all Shares at a price of $7.75 per Share, net to the seller in cash without interest thereon. Subject to certain conditions, the Purchaser shall accept for payment, and pay for, all Shares validly tendered and not withdrawn pursuant to the Offer that the Purchaser becomes obligated to accept for payment, and pay for, pursuant to the Offer as soon as practicable after the expiration of the Offer. The Purchaser expressly reserves the right, subject to compliance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to modify the terms of the Offer, except that, without the consent of the Company, the Purchaser shall not amend or waive the Minimum Condition, reduce the maximum number of Shares to be purchased, reduce the price to be paid per Share pursuant to the Offer, change the form of consideration to be paid in the Offer, impose additional conditions to the Offer or amend any other material term of the Offer in a manner adverse to the holders of the Shares. Notwithstanding the foregoing, the Purchaser may, in its sole discretion, (A) extend the Offer if at the scheduled or any extended expiration date of the Offer any of the conditions set forth in the Merger Agreement (including the Minimum Condition) shall not be satisfied or waived, until such time as such conditions are satisfied or waived, and (B) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "Commission") or the staff thereof applicable to the Offer; provided, however, that, without the Company's written consent, the Purchaser may not extend the expiration date of the Offer to a date later than 11:59 p.m. on December 31, 1998.

     Approval of the Merger The Delaware Law requires, among other things, that the adoption of any plan of merger or consolidation of the Company must be approved and found advisable by the Board of Directors and generally by a majority of the holders of the Company's outstanding voting securities. The Board of Directors of the Company has approved the Offer, the Merger and the Merger Agreement, and the transactions contemplated thereby, and, solely for the purpose of satisfying the requirements of Section 203 of the Delaware Law, the Stockholders' Agreement and the transactions contemplated thereby; consequently, the only additional action of the Company that may be necessary to effect the Merger is approval by the Company's stockholders if the "short-form" merger procedure described below is not available. Under the Delaware Law, the affirmative vote of holders of a majority of the outstanding Shares (including any Shares owned by the Purchaser) is required to approve the Merger. Such approval may be obtained by written consent in lieu of a stockholders' meeting. If the Purchaser acquires, through the Offer or otherwise, voting power with respect to at least a majority of the outstanding shares, it would have sufficient voting power to effect the Merger without the vote of any other stockholder of the Company. The Delaware Law also provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of any of the other stockholders of the subsidiary. Accordingly, if, as a result of the Offer or otherwise, the Purchaser acquires or controls the voting power of at least 90% of the outstanding Shares, the Purchaser could effect the Merger without prior notice to, or any action by, any other stockholder of the Company.

     The Merger The Merger Agreement provides that as soon as practicable after the satisfaction or waiver of certain conditions set forth in the Merger Agreement (but in no event prior to January 11, 1999, unless so requested by the Parent), subject to the terms and conditions thereof and the satisfaction or waiver of the other conditions to the Merger and in accordance with the Delaware Law, the Purchaser shall be merged with and into the Company, the separate existence of the Purchaser shall cease and the Company shall continue as the Surviving Corporation. Upon the Effective Time of the Merger, (i) each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by the Parent, the Purchaser or the Company or any direct or indirect subsidiary of the Parent, the Purchaser or the Company and Shares held by stockholders, if any, who are entitled to and who perfect their appraisal rights (See "Appraisal Rights") under Section 262 of the Delaware Law) will be cancelled and extinguished and be converted into and represent the right to receive the Merger Consideration and (ii) each outstanding share of the Purchaser's capital stock issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of the same class of capital stock of the Surviving Corporation. As a result of the Merger, the Company will become a wholly owned subsidiary of the Parent.

     The Merger Agreement provides that the Certificate of Incorporation and By-Laws of the Purchaser as in effect immediately prior to the Effective Time will become the Certificate of Incorporation and By-Laws of the Surviving Corporation until thereafter amended as provided under the Delaware Law except that the name of the Surviving Corporation will be "Lumen Technologies, Inc." and the indemnification provisions set forth in the Certificate of Incorporation and By-Laws of the Surviving Corporation shall be restated to conform to the indemnification provisions set forth in the Certificate of Incorporation and Bylaws, respectively, of the Company. In addition, under the Merger Agreement, the directors of the Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation following the Merger, and the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation following the Merger, in each case until their successors are elected and qualified.

     Designation of Directors The Merger Agreement provides that, promptly upon the acceptance for payment of and payment by the Purchaser for any Shares pursuant to the Offer, and from time to time thereafter as Shares are accepted for payment and paid for by the Purchaser, the Purchaser shall be entitled to designate such number of the Company's directors, rounded to the nearest whole number, as will give the Purchaser representation on the Company's Board of Directors equal to the greater of (i) a majority and (ii) the product of the total number of the Company's directors (after giving effect to the directors elected in accordance with this procedure) multiplied by the percentage that such number of Shares so accepted for payment and paid for by the Purchaser bears to the number of Shares outstanding, and the Company shall, at such time, take such actions as are necessary to cause the Purchaser's designees to be so elected or appointed, including increasing the size of the Company's Board of Directors or using its best efforts to secure the resignations of incumbent directors or both; provided, however, that, notwithstanding the Purchaser's right to designate certain of the Company's directors as described above, until the Effective Time, the Company's directors shall include at least three directors who were directors on the date of the Merger Agreement (the "Independent Directors"); provided, further, that, if the number of Independent Directors shall be reduced below three for any reason whatsoever, any remaining Independent Director shall be entitled to designate a person to fill such vacancies and such person shall be deemed to be an Independent Director or, if no Independent Directors then remain, the other directors shall designate three persons to fill such vacancies who shall not be designees, stockholders, directors, officers, employees or affiliates of the Parent or the Purchaser, and such persons shall be deemed to be Independent Directors.

     Notwithstanding anything in the Merger Agreement to the contrary, subject to the terms of the Company's Certificate of Incorporation and Bylaws, in the event that the Purchaser's designees are appointed or elected as the Company's directors, after the acceptance for payment of Shares pursuant to the Offer and prior to the Effective Time, the affirmative vote of a majority (or, if there are only one or two Independent Directors, the single or unanimous vote, as the case may be) of the Independent Directors (who shall act as an independent committee of the Board of Directors for this purpose) shall be required, and alone shall be sufficient, to (i) amend or terminate the Merger Agreement by the Company, (ii) exercise or waive any of the Company's rights or remedies under the Merger Agreement, (iii) extend the time for performance of the Parent's and the Purchaser's respective obligations under the Merger Agreement, or (iv) approve any other action by the Company that the Independent Directors reasonably determine would materially adversely affect the interests of the stockholders of the Company (other than the Parent, the Purchaser and their affiliates) with respect to the transactions contemplated by the Merger Agreement.

     Representations and Warranties The Merger Agreement contains certain customary representations and warranties of the parties. The Company has made representations and warranties to the Parent and the Purchaser regarding, among other things: (i) the Company's organization and qualification; (ii) the Company's subsidiaries; (iii) the Company's capitalization; (iv) the Company's authority to enter into and perform its obligations under the Merger Agreement;
(v) the compliance of the transactions contemplated by the Merger Agreement with the Company's or its Subsidiaries' Certificate of Incorporation and Bylaws, certain agreements and applicable laws; (vi) the accuracy and completeness of the Company's Exchange Act filings with the Commission and any written information provided by or on behalf of the Company which is included in the
Schedule 14D-1 and the Offer Documents; (vii) the absence of undisclosed liabilities; (viii) the absence of certain specified changes in the condition (financial or other), results of operations, stockholders' equity, business, assets, properties, liabilities, capitalization or operation of the Company and its subsidiaries since September 30, 1998; (ix) certain matters relating to the Company's contracts; (x) transactions with affiliates of the Company; (xi) employee benefits matters; (xii) properties and liens; (xiii) environmental matters; (xiv) tax matters; (xv) compliance with laws; (xvi) intellectual property matters; (xvii) litigation; (xviii) the right of the Company to prepay its outstanding indebtedness; (xix) the vote required to approve the merger;
(xx) "Year 2000" compliance; (xxi) insurance matters; (xxii) the cessation of discussions or negotiations with other persons regarding an Acquisition Proposal; and (xxiii) brokerage fees or commissions.

     The Parent and the Purchaser have made representations and warranties to the Company regarding, among other things: (i) the Parent's and the Purchaser's organization and qualification; (ii) the Parent's and the Purchaser's authority to enter into and perform their respective obligations under the Merger Agreement; (iii) the compliance of the transactions contemplated by the Merger Agreement with the Parent's and the Purchaser's respective charters or By-Laws, certain agreements and applicable laws; (iv) the accuracy and completeness of the documents filed by the Parent and the Purchaser with the Commission in connection with the Offer or provided to the Company for inclusion in the Schedule 14D-9; (v) the interim operations of the Purchaser;
(vi) the availability of funds necessary to purchase the Shares; and (vii) brokerage fees or commissions.

     The representations and warranties contained in the Merger Agreement shall expire with, and be terminated and extinguished upon, consummation of the Merger.

  Certain Conditions of the Offer.

     Pursuant to the Merger Agreement, the Minimum Condition and the other conditions to the Offer are as follows:

          Notwithstanding any other provisions of the Offer or the Merger Agreement, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act, to pay for any Shares tendered pursuant to the Offer unless the number of Shares tendered and not withdrawn not later than the date and time of expiration of the Offer, shall equal at least a majority of the Fully Diluted Shares (as defined below). For purposes of the Merger Agreement, "Fully Diluted Shares" means all outstanding securities entitled generally to vote in the election of directors of the Company after giving effect to the exercise or conversion of all options, rights and securities exercisable or convertible into such voting securities (other than (i) the exercise of Company Options that are exercisable for Shares that would, following such exercise, be subject to the Stockholders' Agreement and (ii) the conversion of the Convertible Notes).

          Furthermore, notwithstanding any other provisions of the Offer or the Merger Agreement, the Purchaser shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares tendered pursuant to the Offer unless all applicable waiting periods under the HSR Act shall have expired or been terminated.

          Furthermore, notwithstanding any other provisions of the Offer or the Merger Agreement the Purchaser shall not be required to accept for payment or, subject to the previous provisions, to pay for any Shares not accepted for payment or paid for, and may terminate the Offer if, at any time on or after the date of the Merger Agreement and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exists:

             (a) the Purchaser is not entitled to vote its Shares for the Merger; or

             (b) except for matters (i) which are attributable to the announcement or performance of the Merger Agreement and the transactions contemplated thereby or (ii) which generally affect the economy or the industry in which the Company is engaged, any change shall have occurred in the condition (financial or other), results of operations, stockholders' equity, business, assets, properties, liabilities or capitalization of the Company and its Subsidiaries which has resulted in a Material Adverse Effect; or

             (c) there shall have been instituted or be pending before any Governmental Entity any action, proceeding, application, claim or counterclaim or any judgment, order or injunction sought or any other action taken by any Governmental Entity or by any person who has made an Acquisition Proposal, which (i) challenges the acquisition by the Parent or the Purchaser (or any other affiliate of the Parent) of any Shares pursuant to the Offer, the Merger or the Stockholders' Agreement, restrains, prohibits or materially delays the making or consummation of the Offer or the Merger or the transactions contemplated by the Merger Agreement or the Stockholders' Agreement prohibits the performance of any of the contracts or other arrangements entered into by the Parent or the Purchaser (or any other affiliates of the Parent) in connection with the acquisition of the Company, seeks to obtain any material amount of damages, or otherwise directly or indirectly materially adversely affects the Offer or the Merger or the transactions contemplated by the Merger Agreement or the Stockholders' Agreement,
        (ii) seeks to prohibit or limit materially the ownership or operation by the Company, the Parent or the Purchaser (or any other affiliate of the Parent) of all or any material portion of the business or assets of the Company and its subsidiaries taken as a whole or of the Parent and its affiliates, or to compel the Company, the Parent or the Purchaser (or any other affiliate of the Parent) to dispose of or to hold separate all or any material portion of the business or assets of the Parent or any of its affiliates or of the Company or any of its subsidiaries as a result of the transactions contemplated by the Merger Agreement, (iii) seeks to impose any material limitation on the ability of the Company, the Parent, or the Purchaser (or any other affiliate of the Parent) to conduct the Company's or any subsidiary's business or own such assets,
        (iv) seeks to impose or confirm any material limitation on the ability of the Parent or the Purchaser (or any other affiliate of the Parent) to acquire or hold, or to exercise full rights of ownership of, any Shares, including the right to vote such Shares on all matters properly presented to the stockholders of the Company, (v) seeks to require divestiture by the Purchaser or any of its affiliates of all or any of the Shares, or (vi) otherwise has resulted in, or has a substantial likelihood of resulting in, a Material Adverse Effect; or

             (d) there shall have been entered or issued any preliminary or permanent judgment, order, decree, ruling or injunction or any other action taken by any Governmental Entity, whether on its own initiative or the initiative of any other person, which (i) restrains, prohibits or materially delays the making or consummation of the Offer or the Merger or the transactions contemplated by the Merger Agreement or the Stockholders' Agreement, prohibits the performance of any of the contracts or other arrangements entered into by the Parent or the Purchaser (or any other affiliates of the Parent) in connection with the acquisition of the Company or otherwise directly or indirectly materially adversely affects the Offer or the Merger or the transactions contemplated by the Merger Agreement or the Stockholders' Agreement,
        (ii) prohibits or limits materially the ownership or operation by the Company, the Parent or the Purchaser (or any other affiliate of the Parent) of all or any material portion of the business or assets of the Company and its Subsidiaries taken as a whole or of the Parent and its affiliates, or compels the Company, the Parent or the Purchaser (or any other affiliate of the Parent) to dispose of or to hold separate all or any material portion of the business or assets of the Parent or any of its affiliates or of the Company or any of its Subsidiaries as a result of the transactions contemplated by the Merger Agreement, (iii) imposes any material limitation on the ability of the Company, the Parent, or the Purchaser (or any other affiliate of the Parent) to conduct the Company's or any Subsidiary's business or own such assets, (iv) imposes or confirms any material limitation on the ability of the Parent or the Purchaser (or any other affiliate of the Parent) to acquire or hold, or to exercise full rights of ownership of, any Shares, including the right to vote such Shares on all matters properly presented to the stockholders of the Company, (v) requires divestiture by the Purchaser or any of its affiliates of all or any of the Shares, or (vi) otherwise has resulted in, or has a substantial likelihood of resulting in, a Material Adverse Effect; or

             (e) there shall be any statute, rule or regulation enacted, promulgated, entered, enforced or deemed applicable to the Offer, the Merger, the Merger Agreement or the Stockholders' Agreement, or any other action shall have been taken by any Governmental Entity, other than the routine application to the Offer, the Merger or the transactions contemplated by the Stockholders' Agreement of waiting periods under the HSR Act that results in, directly or indirectly, any of the consequences referred to in clauses (i) through (vi) of paragraph
        (c) above; or

             (f) the Company shall have failed to perform any material obligation or to comply with any material agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement within five days following written notice of such failure by the Parent to the Company; or

             (g) (i) the Board of Directors of the Company or any committee thereof shall have (A) withdrawn or modified in a manner adverse to the Parent or the Purchaser its approval or recommendation of the Offer, the Merger, the Merger Agreement or the Stockholders' Agreement or (B) approved or recommended any Acquisition Proposal, (ii) the Company shall have entered into, or publicly announced its intention to enter into, any agreement with respect to any Acquisition Proposal or (iii) the Board of Directors of the Company or any committee thereof shall have resolved to do any of the foregoing; or

             (h) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality shall have been breached or not be true and correct in any respect or any such representations and warranties that are not so qualified shall have been breached or not be true and correct in any material respect, in each case at the date of the Merger Agreement (except to the extent that any such representation or warranty refers specifically to another date, in which case such representation or warranty shall be true and correct as of such other date); or

             (i) except as to matters which are attributable to the announcement or performance of the Merger Agreement and the transactions contemplated thereby, any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to having or resulting in a Material Adverse Effect shall have been breached or not be true and correct in any respect or any such representations and warranties that are not so qualified shall have been breached or not be true and correct and the effect of such breach or failure to be true or correct shall be that the matter shall have a Material Adverse Effect, in each case at the scheduled or extended expiration of the Offer (except to the extent that any such representation or warranty refers specifically to another date, in which case such representation or warranty shall be true and correct as of such other date); or

             (j) the Merger Agreement shall have been terminated in accordance with its terms.

     The foregoing conditions are for the sole benefit of the Parent and the Purchaser (and the other affiliates of the Parent) and may be asserted by the Parent and the Purchaser (and the other affiliates of the Parent) regardless of the circumstances giving rise to any such condition and may be waived by the Parent or the Purchaser, in whole or in part, at any time and from time to time, in their sole discretion. The failure by the Parent or the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

     Conditions to the Merger

     The obligations of each of the Purchaser, the Parent and the Company to consummate the Merger are subject to the fulfillment, at or prior to the Effective Time, of each of the following conditions:

          (i) the Parent or the Purchaser shall have made, or caused to be made, the Offer on the terms and conditions set forth in the Merger Agreement and shall have purchased, or caused to be purchased, all Shares validly tendered and not withdrawn pursuant to the Offer;

          (ii) the Merger Agreement and the Merger shall have been approved and adopted by the requisite vote or consent of the stockholders of the Company, if any, required by the Delaware Law and the Company's Certificate of Incorporation;

          (iii) any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; and

          (iv) no preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by any Governmental Entity, nor any statute, rule, regulation or executive order promulgated or enacted by any Governmental Entity shall be in effect, which would make the acquisition or holding by the Parent or its subsidiaries of the Shares or shares of common stock of the Surviving Corporation illegal or otherwise prevent the consummation of the Merger.

     In addition, the obligation of the Purchaser and the Parent to consummate the Merger is subject to the further condition that at or prior to the Effective Time, all governmental and third-party consents and approvals required to be obtained by the Company to consummate the Merger shall have been obtained, except for (a) consents required under the Company's credit facility with NationsBank, National Association as in effect on the date of the Merger Agreement and (b) such consents and approvals where the failure to obtain such consent or approval would not have a Material Adverse Effect.

     Acquisition Proposals

     The Company has agreed in the Merger Agreement that it shall not, and shall not authorize or permit any of its subsidiaries, or any of its or their officers, directors, employees, representatives, agents or affiliates, including any investment banker, attorney or accountant retained by the Company or any of its subsidiaries, to, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal or (ii) enter into, maintain, continue or otherwise participate in any discussions or negotiations regarding any Acquisition Proposal with any person, entity or group other than the Parent, the Purchaser or their respective direct or indirect subsidiaries or affiliates (a "Third Party"). Notwithstanding the foregoing, the Company, its subsidiaries, and their respective officers, directors, employees, representatives, agents and affiliates, including any investment banker, attorney or accountant retained by the Company or any of its subsidiaries, may (i) in the case of a Qualified Acquisition Proposal only, furnish or cause to be furnished information concerning the Company's business, properties or assets to a Third Party (subject to such Third Party executing a confidentiality agreement on terms no less favorable to the Company than those in the confidentiality agreement previously entered into by the Parent and the Company), (ii) in the case of a Qualified Acquisition Proposal only, enter into, participate in, conduct or engage in discussions or negotiations with such Third Party, (iii) to the extent that the Board of Directors of the Company is required by its fiduciary duties, as advised by counsel, take any position with respect to an Acquisition Proposal in accordance with Rules 14a-9 and 14e-2 promulgated under the Exchange Act, and (iv) in the case of a Qualified Acquisition Proposal only and only prior to the acceptance for payment of that number of Shares tendered pursuant to the Offer sufficient to satisfy the Minimum Condition and in compliance with the provisions of the Merger Agreement, enter into an agreement to consummate a Qualified Acquisition Proposal.

     "Acquisition Proposal" means an inquiry, offer or proposal regarding any of the following (other than the transactions contemplated by the Merger Agreement) involving the Company or its subsidiaries: (i) any merger, reorganization, consolidation, share exchange, recapitalization, business combination, liquidation, dissolution or other similar transaction involving, or any sale, lease, exchange, mortgage, pledge, transfer or other disposition of, all or any significant portion of the assets or 25% or more of the equity securities of, the Company or any of its subsidiaries, in a single transaction or series of related transactions; (ii) any tender offer or exchange offer for 25% or more of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), in connection therewith; or (iii) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

     "Qualified Acquisition Proposal" means an unsolicited, bona fide, written Acquisition Proposal made by a Third Party that the Board of Directors of the Company determines in its good faith judgment to be more favorable to the Company's stockholders than the Offer and the Merger (based on the opinion, with only customary qualifications, of the Company's independent financial advisor that the value of the consideration to the Company's stockholders provided for in such proposal exceeds the value of the consideration to the Company's stockholders provided for in the Merger Agreement by the Offer and the Merger) and for which financing, to the extent required, is then committed or which, in the good faith judgment of the Board of Directors of the Company (based on the advice of the Company's independent financial advisor), is reasonably capable of being obtained by such Third Party and which Acquisition Proposal, in the good faith judgment of the Board of Directors of the Company, is likely to be consummated.

     Such provisions do not prohibit the Company from making such disclosure to stockholders that, in the judgment of the Board of Directors of the Company, as advised by counsel, may be required by law or necessary to discharge any fiduciary duty imposed thereby.

     Pursuant to the Merger Agreement, the Company must immediately notify the Parent of, and disclose to the Parent all details of, (i) any Acquisition Proposal it receives, (ii) any written indications that any person is interested in making an Acquisition Proposal or (iii) the initiation and status of discussions or negotiations relating to any Acquisition Proposal (it being understood that pursuant to the Merger Agreement any Acquisition Proposal must be a Qualified Acquisition Proposal). In the event that the Company furnishes any nonpublic information to any party other than the Parent, it shall simultaneously provide the Parent with copies of or access to all such information.

     In addition, the Company may not enter into any agreement with any Third Party in connection with a Qualified Acquisition Proposal unless (i) at least three business days prior thereto the Company shall have provided the Parent and the Purchaser a copy of the Qualified Acquisition Proposal, (ii) within such three business day period, the Parent and the Purchaser do not make an offer which, in the good faith judgment of the Board of Directors of the Company (based on the advice of the Company's independent financial advisor) is at least as favorable to the Company's stockholders as such Acquisition Proposal, (iii) the Company shall have terminated the Merger Agreement in accordance with its terms, and (iv) prior thereto the Company shall have paid the fees specified in the Merger Agreement, and shall have deposited $500,000 in trust with a Qualified Commercial Bank for the payment of the expenses specified in the Merger Agreement.

     Conduct of Business

     Pursuant to the Merger Agreement, the Company has agreed that, except as otherwise expressly contemplated thereby, prior to the Effective Time: (a) the business of the Company and it subsidiaries shall in all material respects be conducted only in, and the Company and its subsidiaries shall not take any material action except in, the ordinary course of business and consistent with past practice, and the Company and its subsidiaries shall use all reasonable efforts, consistent with past practice, to maintain and preserve its and each subsidiary's business organization, assets, employees and advantageous business relationships and (b) the Company shall not, and shall not permit any of its subsidiaries to, directly or indirectly, do any of the following:

          (i) other than dividends and distributions by a direct or indirect wholly owned subsidiary of the Company to its parent: (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or other property) in respect of, any of its capital stock; (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution of shares of its capital stock; or (C) purchase, redeem or otherwise acquire any shares of its capital stock or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, other than the payment to holders of Company Options outstanding as of the date of the Merger Agreement of an amount equal to the difference between the price per Share to be paid in the Offer and the exercise price of such Company Options in exchange for the cancellation or termination of such Company Options;

          (ii) issue, deliver, sell, pledge or otherwise dispose of or encumber, any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than the issuance of Shares upon the exercise of Company Options or conversion of Convertible Notes outstanding as of the date of the Merger Agreement);

          (iii) amend its Certificate of Incorporation or Bylaws or other comparable charter or organizational documents;

          (iv) acquire or agree to acquire (A) by merging or consolidating with, or by purchasing a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof or

     (B) any assets that are material, in the aggregate, to the Company and its subsidiaries, taken as a whole, except purchases of inventory in the ordinary course of business consistent with past practice;

          (v) except in the ordinary course of business and consistent with past practice, sell, lease, license, pledge or otherwise dispose of or encumber any assets of the Company or any of its subsidiaries (including any indebtedness owed to them or any claims held by them);

          (vi) whether or not in the ordinary course of business or consistent with past practice, sell or dispose of any assets material to the Company and its subsidiaries, taken as a whole (including any accounts, leases, contracts or intellectual property or any assets or stock of any subsidiary, but excluding the sale of products in the ordinary course of business consistent with past practice);

          (vii) except as permitted by the Merger Agreement, enter into an agreement with respect to any merger, consolidation, liquidation or business combination, or any acquisition or disposition of all or substantially all of the assets or securities of the Company;

          (viii) incur or suffer to exist any indebtedness for borrowed money other than Permitted Indebtedness or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, or (B) make any loans, advances (other than to employees of the Company in the ordinary course of business) or capital contributions to, or investments in, any other person other than between the Company and its subsidiaries or any of them;

          (ix) make or agree to make any new capital expenditures or expenditures not already in process on the date of the Merger Agreement with respect to property, plant or equipment in excess of $150,000 in the aggregate for the Company and its subsidiaries, taken as a whole;

          (x) make any change in accounting methods, principles or practices, except insofar as may have been required by a change in generally accepted accounting principles or, except as so required, change any assumption underlying, or method of calculating, any bad debt, contingency or other reserve;

          (xi) pay, discharge, settle or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in the Commission Filings or the September 30 Financial Information or incurred thereafter in the ordinary course of business consistent with past practice, or waive any material benefits of, or agree to modify in any material respect, any material confidentiality, standstill or similar agreements to which the Company or any of its subsidiaries is a party;

          (xii) except in the ordinary course of business, materially modify, amend or terminate any material contract or agreement to which the Company or any of its subsidiaries is party, or knowingly waive, release or assign any material rights or claims;

          (xiii) other than in the ordinary course of business consistent with past practice, enter into any material contracts or agreements relating to the distribution, sale or marketing by third parties of the products of, or products licensed by, the Company or any of its subsidiaries;

          (xiv) except as required to comply with applicable law or agreements, plans or arrangements existing on the date of the Merger Agreement and except as set forth on the Disclosure Schedules attached to the Merger Agreement, (A) adopt, enter into, terminate or amend any written employment agreement or any oral employment agreement that is not terminable by the Company or any subsidiary without any penalty, on notice of thirty days or less, or any benefit plan for the benefit or welfare of any current or former director, officer or employee, (B) increase in any material respect the compensation or fringe benefits of, or pay any bonus to, any director, officer or key employee, (C) pay any material benefit not provided for under any benefit plan or employment or other compensation arrangement, other than the payment of bonuses following the date of the Merger Agreement to employees (other than officers and directors of the Company or any subsidiary) in the ordinary course of business and of a nature and in amounts consistent with past practice, (D) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan (including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or the removal of existing restrictions in any benefit plans or agreements or awards made thereunder), or (E) take any action other than in the ordinary course of business consistent with past practice to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or benefit plan;

          (xv) make any tax election or, except in the ordinary course of business consistent with past practice, settle or compromise any federal, state, local or foreign tax liability;

          (xvi) issue any options or commence any offering of Shares pursuant to the Company's employee stock purchase plan; or

          (xvii) authorize, commit or agree, in writing or otherwise, to take any of the foregoing actions.

     Indemnification and Insurance

     Through the third anniversary of the Effective Time, the Parent will maintain in effect for the benefit of the directors and officers of the Company, as of the date of the Merger Agreement, directors' and officers' liability insurance policies with coverages and other terms substantially as favorable to such directors and officers as is in effect on the date of the Merger Agreement. In no event, however, will the Parent be required to expend more than an amount per year equal to 150% of the current annual premium paid by the Company as of the date of the Merger Agreement for such insurance coverage.

     The Parent and the Purchaser have agreed in the Merger Agreement that all rights to indemnification, limitation of liability, exculpation, advancement of expenses and any and all similar rights existing on the date of the Merger Agreement in favor of present or former employees, agents, directors or officers of the Company and its subsidiaries as provided in their respective charters or by-laws (each as in effect on the date of the Merger Agreement) shall survive the Offer and the Merger and shall continue in full force and effect for a period of six years from the Effective Time; provided, however, that in the event any claim or claims are asserted or made within such six year period, all rights to indemnification in respect to any such claim or claims shall continue until the disposition of such claims.

     The Merger Agreement also provides that the Company shall, to the fullest extent permitted under applicable law and regardless of whether the Merger becomes effective, indemnify and hold harmless, and, after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former director, officer, employee, fiduciary and agent of the Company and each Subsidiary and their respective heirs, executors, administrators, personal representatives or assigns (collectively, the "Indemnified Parties") against all costs and expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective
Time), whether civil, criminal, administrative or investigative (a "Proceeding"), arising out of or pertaining to any action or omission in their capacity as an officer, director, employee, fiduciary or agent, whether occurring before or after the Effective Time, to the same extent as provided in the Company's Certificate of Incorporation or By-laws as in effect on the date of the Merger Agreement, in each case for a period of six years after the date of the Merger Agreement. In the event that any claim for indemnification is asserted or made within such six-year period, all rights to indemnification in respect of such claim shall continue until the disposition of such claim.

     Each Indemnified Party shall give written notice to the Company or the Surviving Corporation, as the case may be (the "Indemnifying Party"), promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any Proceeding resulting therefrom; provided, that counsel for the Indemnifying Party, who shall conduct the defense of such Proceeding, shall be approved by the Indemnified Party (whose approval shall not be unreasonably withheld, conditioned or delayed); and, provided, further, that the failure of any Indemnified Party to give notice as provided in the Merger Agreement shall not relieve the Indemnifying Party of its obligations under the Merger Agreement unless and to the extent that the Indemnifying party is adversely affected by such failure. The Indemnified party may participate in such defense at such party's expense; provided, however, that the Indemnifying Party shall pay such expense if representation of such Indemnified Party by the counsel retained by the Indemnifying Party would be inappropriate due to actual or potential differing interests between the Indemnified Party and any other party represented by such counsel in such proceeding. In the event that the Indemnifying Party does not assume the defense pursuant to the terms of the Merger Agreement of any Proceeding of which the Indemnifying Party receives notice, any expenses incurred by the Indemnified Party in defending such Proceeding shall be paid by the Indemnifying Party in advance of the final disposition of such matter, provided, however, that the payment of such expenses incurred by the Indemnified Party in advance of the final disposition of such matter shall be made only upon receipt of an undertaking by or on behalf of the Indemnified Party to repay all amounts so advanced in the event that it shall ultimately be determined that the Indemnified Party is not entitled to be indemnified by the Indemnifying Party in accordance with the Merger Agreement. The Indemnified Party shall cooperate with the Indemnifying Party and provide access to all documents necessary or beneficial to the defense of any Proceeding. Neither the Company nor the Surviving Corporation shall be liable for any settlement of any Proceeding effected without its written consent.

     The Merger Agreement also provides that in the event the Company or the Surviving Corporation or any of their respective successors or assigns consolidates with or merges into any other person and will not be the continuing or surviving corporation or entity of such consolidation or merger, then, and in each such case, the Parent will either guarantee the indemnification obligations described above or cause to be made proper provision so that the successors and assigns of the Company or the Surviving Corporation, as the case may be, assume the indemnification obligations described above.

     Fees and Expenses

     The Merger Agreement provides that, except as otherwise provided in the Merger Agreement, each party thereto shall bear all of the fees and expenses incurred by it in connection with the negotiation and performance of the Merger Agreement and no party to the Merger Agreement may recover any such fees and expenses from another party upon termination of the Merger Agreement.

     If, however, (i) the Company's Board of Directors, whether or not in the exercise of its fiduciary or other legal duties, either (A) shall have failed to approve or recommend, or shall have withdrawn or adversely modified or taken a public position materially inconsistent with its approval or recommendation of, the Offer, the Merger or the Merger Agreement and the Parent shall have elected to terminate the Merger Agreement as a result thereof, or (B) take any action (other than as expressly permitted under the terms of the Merger Agreement) with respect to any Qualified Acquisition Proposal other than to recommend rejection of the Qualified Acquisition Proposal (including taking a position of neutrality or failing to take any position within ten business days after the making or commencement of a Qualified Acquisition Proposal); or (ii) prior to the final expiration of the Offer, an Acquisition Proposal shall have become publicly known and the Merger Agreement is terminated (other than as a result of a material breach of the Merger Agreement by the Parent or the Purchaser) and, within 12 months after such termination, (A) the Company enters into a merger or other agreement that contemplates the consummation of an Acquisition Proposal at a price equal to or greater than the aggregate consideration payable for Shares pursuant to the Offer and the Merger or (B) the holders of Shares become entitled to receive consideration per Share greater than the Merger Consideration in a transaction or series of transactions in connection with an Acquisition Proposal or (iii) the Company elects to terminate the Merger Agreement in order to enter into an agreement with a Third Party to consummate a Qualified Acquisition Proposal, then, in each such case, the Company shall pay the Parent $7,450,000 in cash and an amount equal to the reasonable out-of-pocket expenses incurred by the Parent and the Purchaser in connection with the evaluation, negotiation, implementation and consummation of the transactions contemplated by the Merger Agreement (including fees and expenses of legal counsel, solicitors, accountants, printers and financial advisors and investment bankers); provided, however, that, in no event shall the amount of such expenses exceed $500,000. The Company is also required to reimburse the Parent for up to $500,000 in expenses in certain circumstances if the Parent terminates the Merger Agreement because of a failure by the Company to perform in any respect any of its material obligations under the Merger Agreement.

     Termination

     The Merger Agreement may be terminated at any time prior to the Effective Time (whether prior to or after approval by the stockholders of the Company), as follows:

          (a) by the mutual written consent of the Boards of Directors of the Parent and the Company; or

          (b) by the Company:

             (i) if neither the Parent nor any of its subsidiaries or affiliates shall have (A) publicly announced its intention to make the Offer no later than the first business day following the date of the Merger Agreement or (B) commenced the Offer within five business days of such announcement unless such failure to commence is due to a material breach of the Merger Agreement by the Company; or

             (ii) if, in the absence of any material breach of the Merger Agreement by the Company, (A) the Offer shall have been terminated or the Purchaser shall have allowed the Offer to expire without the purchase of such number of Shares thereunder as satisfies the Minimum Condition; or (B) neither the Parent nor any of its subsidiaries or affiliates shall have paid for all Shares validly tendered pursuant to the Offer and not withdrawn within 60 days after the commencement of the Offer; or

             (iii) if the Effective Time shall not have occurred on or before March 31, 1999 due to a failure of any of the conditions to the obligation of the Company to effect the Merger set forth in the Merger Agreement; or

             (iv) if, prior to the purchase of any Shares pursuant to the Offer, the Parent or the Purchaser fails to perform any of their respective obligations under the Merger Agreement and such failure or nonperformance materially impairs the Parent's and the Purchaser's ability to consummate the Offer or the Merger; or

             (v) if the Company has, in accordance with the terms of the Merger Agreement, entered into an agreement with a Third Party to consummate a Qualified Acquisition Proposal; or

             (vi) if there shall have been a breach of any material representation and warranty of the Purchaser or the Parent set forth in the Merger Agreement prior to the expiration or termination of the Offer, which breach is not cured within five days following written notice thereof by the Company to the Purchaser and the Parent; or

          (c) by the Parent:

             (i) if, due to an occurrence that would result in a failure to satisfy any of the conditions to the Offer described in the Merger Agreement, the Parent or any of its subsidiaries or affiliates shall have (A) failed to commence the Offer within five business days of the date on which the Purchaser's intention to make the Offer is publicly announced; (B) terminated the Offer without the purchase of any Shares thereunder; or (C) failed to pay for Shares pursuant to the Offer within 60 days after the commencement of the Offer; or

             (ii) if the Effective Time shall not have occurred on or before March 31, 1999 due to a failure of any of the conditions to the obligations of the Parent and the Purchaser to effect the Merger set forth in the Merger Agreement otherwise than as a result of a material breach or default by the Parent or Purchaser under the Merger Agreement; or

             (iii) if the Company's Board of Directors, whether or not in the exercise of their fiduciary or other legal duties, either (A) shall have failed to approve or recommend, or shall have withdrawn or adversely modified or taken a public position materially inconsistent with its approval or recommendation of, the Offer, the Merger or the Merger Agreement or (B) takes any action (other than as expressly permitted under the Merger Agreement) with respect to any Qualified Acquisition Proposal other than to recommend rejection of the Qualified Acquisition Proposal (including taking a position of neutrality or failing to take any position within 10 business days after the making or commencement of a Qualified Acquisition Proposal); or

             (iv) if, prior to the purchase of any Shares pursuant to the Offer, the Company fails to perform in any respect any of its material obligations under the Merger Agreement which failure to perform, (other than failure to perform an obligation described under the heading "Acquisition Proposals," as to which there will be no cure period) is not cured within five days following notice thereof by the Parent to the Company; or

          (d) by either the Company or the Parent, if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and such order, decree or ruling or other action shall have become final and nonappealable; provided, however, that the party seeking to terminate the Merger Agreement pursuant to this provision shall have performed its obligations under the Merger Agreement to use reasonable efforts to avoid such event.

     Amendment

     Subject to the amendment provision described above under "-- Designation of Directors," the Merger Agreement may not be amended except by action of the Boards of Directors of each of the parties to the Merger Agreement, set forth in an instrument in writing signed on behalf of each of the parties; provided, however, that if the Merger Agreement and the Merger are subject to stockholder approval, then after such approval, no amendment shall be made which by law requires further approval by such stockholders without obtaining such further approval.

     Waiver

     At any time prior to the Effective Time, whether before or after any meeting of the stockholders of the Company to vote on the Merger, any party to the Merger Agreement, subject to the waiver provisions described above under "-- Designation of Directors," by action taken by its Board of Directors, subject to the provisions of the Merger Agreement, may (i) extend the time for the performance of any of the obligations or other acts of any other party to the Merger Agreement or (ii) waive compliance with any of the agreements of any other party or with any conditions to its own obligations, provided, however, that if the Merger Agreement and the Merger are subject to stockholder approval then, after such approval, no waiver shall be made which by law requires further approval by such stockholders without obtaining such further approval. Any agreement on the part of a party to the Merger Agreement to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party by a duly authorized officer.

     Guarantee

     Pursuant to the Merger Agreement, the Parent has unconditionally and irrevocably guaranteed the Purchaser's obligations under the Merger Agreement and has agreed to be liable for any breach of the Merger Agreement by the Purchaser.

     Treatment of Options

     Pursuant to terms of the Merger Agreement, as of the Effective Time, the Parent shall assume the Option Plan and the obligations of the Company thereunder and all of the Company Options which are then outstanding shall be assumed by the Parent. Immediately after the Effective Time, each Company Option shall constitute an option to acquire, on the same terms and conditions as were applicable to Company Options immediately prior to the Effective Time, such number of shares of common stock, par value $1.00 per share, of the Parent (the "Parent Common Stock") as is equal to the number of Shares subject to such Company Option immediately prior to the Effective Time multiplied by a fraction, the numerator of which is the Merger Consideration and the denominator of which is the average closing price of the Parent Common Stock on the NYSE, as reported in The Wall Street Journal (or if not so reported in another authoritative source), for the ten trading days ending on the date of the expiration of the Offer (with any fraction resulting from such multiplication to be rounded down to the nearest whole number). The exercise price per share of each such assumed Company Option shall be equal to the per share exercise price of such Company Option immediately prior to the Effective Time multiplied by a fraction, the numerator of which is the average closing price of the Parent Common Stock on the NYSE, as reported in The Wall Street Journal (or if not so reported in another authoritative source), for the ten trading days ending on the date of the expiration of the Offer and the denominator of which is the Merger Consideration (with any fraction resulting from such multiplication to be rounded up to the nearest whole cent). Except as otherwise provided in the Merger Agreement, the term, exercisability, vesting schedule, status and all of the other terms of the Company Options shall otherwise remain unchanged.

     As soon as practicable after the Effective Time, the Parent shall, with respect to all shares of Parent Common Stock subject to such Company Options,
(i) either (x) file a Registration Statement on Form S-8 (or any successor form) under the Securities Act or (y) file any necessary amendments to the Company's previously filed Registration Statements on Form S-8 in order that the Parent will be deemed a "successor registrant" thereunder, and, in either event, shall use all reasonable efforts to maintain the effectiveness of such registration statement for so long as such Company Options remain outstanding, and (ii) take all actions necessary to have such shares of Parent Common Stock approval for listing on the NYSE subject to official notice of issuance.

     Notwithstanding the foregoing, pursuant to the terms of the Merger Agreement and the Option Plan, the Compensation Committee of the Board of Directors has resolved to vest all Company Options upon the closing of the Offer and to cash out the Company Options of holders requesting the Company to do so. Holders of Company Options who request that such Company Options be cashed out shall be paid an amount equal to the difference between the price per Share to be paid in the Offer and the exercise price, and such Company Options shall thereupon be cancelled. Such payment shall be made within one business day of the closing of the Offer.

                          THE STOCKHOLDERS' AGREEMENT

     The following is a summary of the Stockholders' Agreement, a copy of which is filed as Exhibit 5 hereto and is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Stockholders' Agreement.

     The Parent and the Purchaser have entered into the Stockholders' Agreement, dated as of October 21, 1998 with Martin E. Franklin, Ian G.H. Ashken, Richard
D. Capra and George B. Clairmont (the "Management Stockholders"), with respect to 993,684 Shares outstanding as of the date of the Merger Agreement and beneficially owned by the Management Stockholders and an additional 1,752,338 shares subject to options held by the Management Stockholders. Pursuant to the Stockholders' Agreement, each of the Management Stockholders agreed: (i) to validly tender and not withdraw, pursuant to and in accordance with the terms of the Offer, (x) within five business days after the commencement of the Offer, all Shares owned by such Management Stockholder as of the date of the Stockholders' Agreement, and (y) prior to the scheduled expiration of the Offer, any additional Shares acquired after the date of the Stockholders' Agreement by such Management Stockholder; (ii) to vote all Shares that such Management Stockholder is entitled to vote to approve and adopt the Merger Agreement, the Merger and all agreements related to the Merger and any actions related thereto;
(iii) not to vote in favor of any Acquisition Proposal reorganization, recapitalization, liquidation or winding up of the Company or any other extraordinary transaction involving the Company, or any corporate actions the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Merger Agreement; (iv) revoke any and all previous proxies granted with respect to such Management Stockholders' Shares, and to appoint the Purchaser as such Management Stockholder's attorney-in-fact and proxy to vote the Shares in such manner and upon such matters as the Purchaser shall, in the Purchaser's sole discretion, deem proper; (v) not to grant any proxies or enter into any voting trust or other arrangement with respect to the voting of any Shares; and
(vi) not to sell, assign, transfer, encumber or otherwise dispose of any Shares, or enter into any contract, option or other arrangement or understanding with respect to the sale, assignment, transfer, encumbrance or other disposition of, any Shares, except for transfers by gift of options to purchase Shares to any charitable organization, with the prior written consent of the Purchaser.

     The proxy grant pursuant to the Stockholders' Agreement shall be revoked upon termination of the Stockholders' Agreement in accordance with its terms. The Stockholders' Agreement, and the Management Stockholders' obligations thereunder, shall expire on the first to occur of (i) the Effective Time or (ii) the termination of the Merger Agreement in accordance with its terms. In addition, the Stockholders' Agreement may be terminated by the Purchaser and the Parent upon written notice to the Management Stockholders.

                               OTHER ARRANGEMENTS

     On October 21, 1998, each of William Sullivan, George Clairmont, Harrison Augur and David Moore was granted a stipend in the amount of $15,000, which amount is equal to the annual remuneration received by such non-executive directors, by the Board of Directors of the Company in recognition of their extraordinary efforts in connection with the negotiations with the Parent concerning the Offer and the Merger Agreement.

     Reference is hereby made to the information contained in Annex I attached hereto under the heading "EXECUTIVE COMPENSATION -- Summary Compensation Table," "-- Options/SAR Grants Table," "-- Employment Agreements," and "-- Other" for a description, among other things, of certain payments that will be payable to certain executive officers of the Company upon the occurrence of a "Change in Control" of the Company, and "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" and by such reference, such information is incorporated herein as though fully set forth herein.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) The Board of Directors has unanimously determined that the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company, has approved and found advisable the Merger Agreement, the Offer and the Merger and recommends that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

     (b) As part of its strategic business plan with a view to increasing stockholder value by improving its technological capacity and competitive position, management of the Company meets periodically with representatives of other companies to explore opportunities for potential acquisitions and other strategic business ventures. Over the past few years, representatives of the Parent and the Company have had informal contacts at trade shows and lighting industry events.

     At the beginning of May, 1998, Angelo D. Castellana, Senior Vice President of the Parent, called Martin E. Franklin, Chairman of the Board of Directors of the Company. During their conversation, the parties acknowledged their mutual interest to continue discussions regarding possible strategic opportunities between the Parent and the Company.

     On May 5, 1998, Messrs. Castellana and Franklin had dinner, at which they continued to discuss a variety of strategic opportunities, including alternatives involving the Company and the Parent's Optoelectronics Business Unit. They agreed to meet the following day at the Company's headquarters in Rye, New York, to continue discussions.

     On May 6, 1998, Mr. Castellana met with Mr. Franklin and Ian Ashken, Chief Financial Officer of the Company, at the Company's offices in Rye, New York. No formal proposals regarding any business combination transaction were made, but the parties agreed that Mr. Franklin should meet with Mr. Gregory Summe, the newly appointed President and Chief Operating Officer of the Parent at a mutually convenient date and site in the near future.

     On June 8, 1998, Mr. Franklin had dinner with Messrs. Summe and Castellana in Boston, Massachusetts, where Mr. Summe outlined the Parent's strategy for its Optoelectronic Business Unit and Mr. Summe advised Mr. Franklin that the Parent was interested in augmenting its Optoelectronic Business Unit. Mr. Summe asked Mr. Franklin if he would consider a possible combination of the Company with the Parent's Optoelectronic Business Unit. Mr. Franklin advised that the Company would consider such a possibility.

     On June 9, 1998, the parties executed a mutual confidentiality agreement and agreed to exchange information. However, very limited information was exchanged and there were no substantive contacts between the companies during the summer of 1998.

     In early September, 1998, Mr. Castellana called Mr. Franklin to schedule a further meeting. On September 9, 1998, Mr. Castellana and Stephen P. DeFalco, the Parent's Vice President of Strategic Planning and Business Development, met at the Company's offices with Messrs. Franklin and Ashken and with Richard Capra, the Company's Chief Executive Officer, at which they reviewed the Company's summary financial data and business strategy. At the end of the meeting, Mr. Castellana advised Mr. Franklin that the Parent would review the information and get back to him.

     On September 14, 1998, Mr. Summe called Mr. Franklin in the United Kingdom to express the Parent's interest in proposing an acquisition transaction. The possible structure and pricing of such an acquisition were not determined; however, Mr. Franklin agreed to consider such a possibility and to arrange for the Parent's representatives to visit the Company sites upon Mr. Franklin's return to the United States.

     On September 29 and October 1, 1998, representatives of the Parent visited the facilities of the Company's U.S. business operations.

     On October 7, 1998, Messrs. Franklin and Ashken met with members of the Parent's management at Parent's headquarters. Following a general discussion of the strategic fit of the two companies, Mr. Summe expressed the Parent's interest in making an all cash offer for the Company in a price range of $7.50-$8.00 per share; however, no formal proposal was made.

     On October 8, 1998, Mr. Franklin informally advised each of the members of the Board of the discussions with Parent concerning a possible acquisition transaction.

     On October 9, 1998, Mr. Summe called Mr. Franklin and expressed the Parent's willingness to make an all cash offer for all outstanding shares of the Company at a price of $7.75 per share, subject to, among other things, satisfactory completion of the Parent's due diligence investigation and entering into a mutually satisfactory merger agreement. Mr. Franklin stated that such price was within the range of valuation that he was willing to present to the Company's Board. Mr. Franklin agreed to authorize the Parent to commence its due diligence investigation at the Company's headquarters.

     On October 12, 1998, representatives of the Parent, including its internal and outside counsel, and tax and accounting advisors, commenced their due diligence review of the Company.

     On October 15, 1998, the Parent's counsel delivered a first draft of the proposed Merger Agreement to the Company and its counsel. During the next week, the Parent and the Company and their respective counsel proceeded with intensive negotiations of the terms of the Merger Agreement and Messrs. Franklin and Ashken, on behalf of themselves and Mr. Capra and George B. Clairmont, a director of the Company, discussed the terms of a Stockholders' Agreement requested by the Parent.

     On October 19, 1998, the Company's Board of Directors met and Mr. Franklin presented the details of the Parent's Offer and the Merger Agreement. The Board thereupon determined that it was advisable to create a Special Committee comprised of three non-management directors (Messrs. William Sullivan, George Clairmont and David Moore) to evaluate potential transactions, including the proposed Merger Agreement with the Parent, with the full Board retaining the exclusive authority to enter into any transaction agreement on behalf of the Company. The Special Committee was authorized to engage professional advisors. Immediately thereafter, the Special Committee met and engaged Company counsel to act as counsel to the Special Committee and Raymond James & Associates, Inc. ("Raymond James") to render a fairness opinion to the Board with respect to the proposed Merger Agreement, recognizing Raymond James' familiarity with the Company as a result of having advised the Company with respect to its March, 1998 acquisition of ILC Technology, Inc. The Special Committee authorized Messrs. Franklin and Ashken, with the advice of Company counsel, to continue negotiation with Parent and to advise the Special Committee as to the progress of negotiations and material issues that arise.

     On October 20, 1998, Mr. Summe called Mr. Franklin to confirm that $7.75 per Share was the highest price the Parent could offer for the Company. Mr. Franklin stated that he would present the offer to the Company's Board for its consideration at its meeting which was scheduled for the next day, subject to Raymond James confirming that such price was fair to the Company and its stockholders (other than the Parent and its affiliates) from a financial point of view. Representatives of Parent, the Company, and the stockholder parties to the Stockholders' Agreement continued to negotiate the definitive terms of the Merger Agreement and the Stockholders' Agreement, which were finalized on October 21, 1998.

     On October 21, the Special Committee met to review the terms of the Merger Agreement and the Stockholders' Agreement and to hear Raymond James' analysis of the fairness of the consideration to be paid in the Offer and the Merger. After hearing the opinion of Raymond James that the Offer price of $7.75 per share was fair to the Company and its stockholders (other than the Parent and its affiliates) from a financial point of view, the Special Committee recommended to the Board of Directors that the Merger Agreement be approved. The Board of Directors of the Company then convened to review the terms of the Merger Agreement and the Stockholders' Agreement, to consider the recommendation of the Special Committee, and to review the written opinion of Raymond James that the consideration to be paid in the Offer and the Merger were fair to the Company and its stockholders (other than the Parent and its affiliates) from a financial point of view. After extensive discussion of the terms of the Offer and Merger with counsel and Raymond James, the Board unanimously approved the Offer and the Merger and determined that they were fair to, and in the best interests of, the Company and its stockholders (other than the Parent and its affiliates). The Board thereupon authorized the execution of the Merger Agreement and the Stockholders' Agreement (for the limited purpose of complying with Section 203 of the General Corporation Law of Delaware) and unanimously voted to recommend that stockholders accept the Offer and tender their Shares pursuant to the Offer. Following such actions, the Merger Agreement and the Stockholders' Agreement were executed and delivered by the parties thereto. Shortly thereafter, the Parent and the Company jointly announced that the Merger Agreement had been signed and Purchaser's intention to commence the Offer.

     On October 27, 1998, the Purchaser commenced the Offer.

     In making the determinations and recommendations set forth in Item 4(a) above, the Board considered a number of factors, including, without limitation, the following:

          (i) The terms and conditions of the Offer and the Merger Agreement.

          (ii) Presentations by management at Board meetings and Board committee meetings held on and before October 21, 1998, and the knowledge of the Board of Directors with respect to the financial condition, results of operations, business and prospects of the Company and possible alternative strategic transactions.

          (iii) Since its inception, the Company has had numerous contacts with companies within the industry to discuss strategic alternatives. None of such parties has made a cash offer for the Company on terms superior to those contained in the Offer.

          (iv) The Offer price of $7.75 net in cash for each of the Shares constitutes an approximate 30% premium to the closing market price for the Shares on the New York Stock Exchange on October 21, 1998, the date the Merger Agreement was approved by the Company's Board of Directors, and an approximate 80% premium to the closing market price of the Company's shares on October 9, 1998, the date on which Parent initially expressed its willingness to make an offer at the price of $7.75 per share.

          (v) The recent historical market prices for the Shares.

          (vi) The uncertain outlook of the stock price and earnings multiples in respect of small market cap companies and the short term effect of potential future credit tightening.

          (vii) The presentations of Raymond James at the October 21, 1998 meetings of the Special Committee and the full Board of the Company and the written opinion of Raymond James delivered to the Board at the October 21 meeting that as of the date of such opinion and based upon factors set forth therein, the consideration of $7.75 per share net in cash to be received by the Company's stockholders pursuant to the Offer and Merger is fair from a financial point of view, to the Company and its stockholders (other than the Parent and its affiliates). The full text of such opinion, dated October 21, 1998, which sets forth the assumptions made, the matters considered and the limitations on the review undertaken by Raymond James is attached as Exhibit 2 hereto and is incorporated herein by reference. Such opinion should be read carefully in its entirety by stockholders in conjunction with the foregoing matters.

          (viii) That the Special Committee recommended to the Board that the Merger Agreement be approved.

          (ix) That under the terms of the Merger Agreement, the Board is not prohibited from (a) furnishing information or entering into or participating in negotiations with a third party who submits an unsolicited, written, bona fide Qualified Acquisition Proposal, and (b) entering into an agreement to consummate a Qualified Acquisition Proposal by terminating the Merger Agreement upon payment of certain fees and expenses to the Parent.

     The Board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Pursuant to the terms of an Engagement Letter (the "Raymond James Engagement Letter"), dated as of October 19, 1998, between Raymond James and the Company, the Company has retained Raymond James to act as the Board's external investment banker for the purposes of providing a fairness opinion in connection with the Offer and the Merger (the "Opinion") opining as to the fairness to the Company and to the Company's stockholders (other than the Parent and its affiliates), from a financial point of view, of the total consideration to be received by the Company's stockholders in connection with the Offer and Merger. Pursuant to the terms of the Raymond James Engagement Letter, the Company agreed to pay Raymond James a cash fee in the amount of $250,000 (the "Fee") to be paid by the Company as follows: (a) a non-refundable portion of the Fee equal to $10,000 to be paid in cash to Raymond James by the Company upon the Company's signing of the Raymond James Engagement Letter; (b) an additional non-refundable $40,000 of the Fee to be paid in cash to Raymond James upon request by the Board for the Opinion; and (c) the final $200,000 of the Fee to be paid to Raymond James in cash at the closing under the Offer and Merger.

     In the past, Raymond James has provided investment banking, financial advisory and other services to the Company and has received fees for the rendering of such services.

     The Company has also agreed to reimburse Raymond James, within thirty (30) days of receipt of an invoice therefor, for its reasonable out-of-pocket expenses (including reasonable legal fees) incurred in connection with this engagement, up to a maximum of $15,000, unless otherwise authorized or unless any testimony in litigation, depositions or similar proceedings are required as further described in the Raymond James Engagement Letter.

     The Company agreed to indemnify and hold harmless Raymond James and each of its directors, officers, agents, employees and controlling persons (within the meaning of the Securities Act of 1933, as amended) to the extent and as provided in the Raymond James Engagement Letter.

     Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to stockholders with respect to the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Except as set forth herein or on Annex I attached hereto, which is incorporated herein by reference, there have been no transactions in Shares which were effected during the past sixty (60) days by the Company, or to the best knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

     During the month of September, 1998, the Company repurchased 501,000 shares of Common Stock in the market at an average price of approximately $5.01 per share, pursuant to its stock repurchase program announced on September 11, 1998 and in compliance with Rule 10b-18, promulgated under the Securities and Exchange Act of 1934.

     (b) To the best knowledge of the Company, all of its executive officers, directors, affiliates or subsidiaries presently intend to tender to Parent pursuant to the Offer, all Shares which are owned beneficially by such persons, subject to and consistent with any fiduciary obligations in the case of Shares held by fiduciaries. The Management Stockholders have agreed, among other things, to validly tender, and not withdraw, the Shares owned by them, in the Offer within five business days after the commencement of the Offer pursuant to the terms of the Stockholders' Agreement. See "The Stockholders' Agreement" above.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth above in Item 3 or in Item 4(b) above, or in Annex I hereto, the Company is not engaged in any negotiations in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Item 3(b) above, there are no transactions, Board of Directors resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     The Information Statement attached hereto as Annex I is being furnished in connection with the contemplated designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's stockholders, following the acceptance for payment of, and payment by the Purchaser in accordance with the Offer for, Shares pursuant to the Offer.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are filed herewith:

     Exhibit 1 -- Agreement and Plan of Merger, dated as of October 21, 1998, among the Company, Parent and the Purchaser.

     Exhibit 2 -- Opinion of Raymond James, dated October 21, 1998.*

     Exhibit 3 -- Letter to Stockholders of the Company.*

     Exhibit 4 -- Text of Joint Press Release as published October 21, 1998, issued by the Company and Parent.

     Exhibit 5 -- Stockholders' Agreement, dated October 21, 1998, among Parent,
                  Purchaser and Martin E. Franklin, Ian G.H. Ashken, Richard D. Capra and George B. Clairmont.

     Exhibit 6 -- Amendment No. 2 to Employment Agreement between Lumen
                  Technologies, Inc. and Martin E. Franklin, dated as of July 31, 1998.

     Exhibit 7 -- Amendment No. 2 to Employment Agreement between Lumen
                  Technologies, Inc. and Ian Ashken, dated as of July 31, 1998.

     Exhibit 8 -- Amendment No. 1 to Management Services Agreement, dated
                  September 23, 1998, between Bolle Inc., Lumen Technologies, Inc. and Marlin Holdings, Inc.
---------------
* Included in copies mailed to stockholders

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          LUMEN TECHNOLOGIES, INC.

                                          By:    /s/ MARTIN E. FRANKLIN
                                            ------------------------------------
                                              Name:  Martin E. Franklin
                                              Title:  Chairman of the Board

Dated: October 27, 1998

                      (This page intentionally left blank)

                                    ANNEX I

                            LUMEN TECHNOLOGIES, INC.
                           555 THEODORE FREMD AVENUE
                                  SUITE B-302
                              RYE, NEW YORK 10580

                             INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(F) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about October 27, 1998 as part of the Lumen Technologies, Inc. (the "Company") Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") with respect to the tender offer by Lighthouse Weston Corp. ("Purchaser") to the holders of record of the Company's Common Stock, par value $0.01 per share ("Common Stock"). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to a majority of the seats on the Board of Directors of the Company (the "Board") pursuant to an Agreement and Plan of Merger among EG&G, Inc. ("Parent"), Purchaser and the Company dated as of October 21, 1998 (the "Merger Agreement"). The Merger Agreement provides, among other things, that promptly upon the acceptance for payment of and payment by the Purchaser for any Shares pursuant to the Offer, and from time to time thereafter as Shares are accepted for payment and paid for by the Purchaser, the Purchaser shall be entitled to designate such number of the Board of Directors of the Company (the "Company's Directors"), rounded to the nearest whole number, as will give the Purchaser representation on the Company's Board of Directors equal to the greater of (i) a majority and (ii) the product of the total number of the Company's Directors (after giving effect to the directors elected in accordance with this procedure) multiplied by the percentage that such number of Shares so accepted for payment and paid for by the Purchaser bears to the number of Shares outstanding, and the Company shall, at such time, take such actions as are necessary to cause the Purchaser's designees to be so elected or appointed, including increasing the size of the Company's Board of Directors or using its best efforts to secure the resignations of incumbent directors or both; provided, however, that, notwithstanding the Purchaser's right to designate certain of the Company's Directors, until the Effective Time, the Company's Directors shall include at least three directors who are directors on the date of the Merger Agreement (the "Independent Directors"); provided further, that, if the number of Independent Directors shall be reduced below three for any reason whatsoever, any remaining Independent Directors shall be entitled to designate a person to fill such vacancies and such person shall be deemed to be an Independent Director or, if no Independent Directors then remain, the other directors shall designate three persons to fill such vacancies who shall not be designees, stockholders, directors, officers, employees or affiliates of the Parent or the Purchaser, and such persons shall be deemed to be Independent Directors.

     The Merger Agreement further provides that, in the event that the Purchaser's designees are appointed or elected as Company Directors, after the acceptance for payment of Shares pursuant to the Offer and prior to the Effective Time, the affirmative vote of a majority (or, if there is only one or two Independent Directors, the single or unanimous vote, as the case may be) of the Independent Directors (who shall act as an independent committee of the Board of Directors for this purpose) shall be required, and alone shall be sufficient, to (i) amend or terminate the Merger Agreement by the Company, (ii) exercise or waive any of the Company's rights or remedies under the Merger Agreement, (iii) extend the time for performance of the Parent's and the Purchaser's respective obligations under the Merger Agreement, or (iv) approve any other action by the Company that the Independent Directors reasonably determine would materially adversely affect the interests of the stockholders of the Company (other than the Parent, the Purchaser and their affiliates) with respect to the transactions contemplated by the Merger Agreement.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action.

     WE ARE NOT NOW ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY AT THIS TIME.

     Pursuant to the Merger Agreement, Purchaser commenced the Offer on October 27, 1998. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and pay all shares validly tendered prior to the Expiration Date (as defined below) and not properly withdrawn. The term "Expiration Date" means 12:00 midnight, New York City time, on Tuesday, November 24, 1998, unless and until the Purchaser, in its sole discretion (but subject to the terms and conditions of the Merger Agreement) shall have extended the period during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire.

     The information contained in this Information Statement concerning Purchaser and Parent has been furnished to the Company by Parent and the Company assumes no responsibility for the accuracy, completeness or fairness of any such information.

ACQUISITION DESIGNEES

     Purchaser has informed the Company that it currently intends to designate the following persons (the "Acquisition Designees") for election:

     Set forth in the table below are the name, age, and principal occupation and business experience of each of the persons who may be designated by the Purchaser as the Acquisition Designees. Unless otherwise indicated, the business address for each individual listed below is 45 William Street, Wellesley, Massachusetts 02481. Each of the Individuals listed below is a citizen of the United States.

                                                  PRINCIPAL OCCUPATION DURING PAST FIVE
NAME                             AGE                  YEARS AND OTHER DIRECTORSHIPS
----                             ---              -------------------------------------
John F. Alexander, II..........    42  Mr. Alexander serves as Senior Vice President and Chief
                                       Financial Officer of the Parent, positions he has held since
                                       1996. From 1991 to 1996, Mr. Alexander served as corporate controller to the Parent, a title he retained when he was
                                       promoted to Vice President in 1995.
Murray Gross...................    61  Mr. Gross serves as Senior Vice President of the Parent, a position which he has held since 1996, and as General
                                       Counsel and Clerk of the Parent, positions he has held since
                                       1990.
Angelo D. Castellana...........    57  Mr. Castellana serves as Senior Vice President of the
                                       Parent, serving as principal executive in the office of the
                                       Chief Operating Officer, a position he has held since 1997.
                                       From 1991 to 1997, he served as Vice President of the
                                       Parent.
Philip Ayers...................    57  Mr. Ayers serves as Assistant General Counsel of the Parent, a position he has held since 1995. From 1993 to 1995, he
                                       served as Managing Attorney for the Parent.
Stephen DeFalco................    37  Mr. DeFalco serves as Vice President of Strategic Planning and Business Development of the Parent, a position he had
                                       held since September 1998. From 1997 to 1998, he served as
                                       Vice President of Strategic Planning for Carrier
                                       Corporation. Prior to 1997, he served as Director of
                                       Strategic Planning for United Technologies, from 1996 to
                                       1997, and as Senior Engagement Manager for McKinsey & Co,
                                       from 1988 to 1996.
Deborah S. Lorenz..............    49  Ms. Lorenz serves as Vice President responsible for Investor
                                       Relations and Corporate Communications of the Parent, a
                                       position she has held since 1990.

                                                  PRINCIPAL OCCUPATION DURING PAST FIVE
NAME                             AGE                  YEARS AND OTHER DIRECTORSHIPS
----                             ---              -------------------------------------
Gregory Perry..................    38  Mr. Perry serves as a Controller of the Parent, a position he has held since September 1998. From 1997 to 1998, he
                                       served as Chief Financial Officer of the Automotive Products
                                       Group of Allied Signal, Inc. ("Allied Signal") and as Chief
                                       Financial Officer of Allied Signal's Fram and Autolite
                                       Units. Prior to 1997, he served as Vice President, Finance of GE Medical Systems, Europe, from 1994 to 1997, and served as Manager in charge of Business Development for GE Motors, from 1991 to 1994.

     Any other officer of the Parent or the Purchaser listed in Schedule I to the Offer to Purchase dated October 27, 1998, filed as an exhibit to the Tender Offer Statement on Schedule 14D-1 of Parent and the Purchaser may also be designated by the Purchaser as a Acquisition Designee. The information with respect to the Acquisition Designees has been supplied by the Purchaser for inclusion herein.

     It is expected that the Acquisition Designees may assume office at any time following the purchase by Purchaser of a majority of Shares pursuant to the Offer, and that, upon assuming office, the Acquisition Designees will thereafter constitute at least a majority of the Board. Purchaser has informed the Company that each of the Acquisition Designees listed in Schedule I of the Offer to Purchase has consented to act as a director of the Company, if so designated.

     Except as provided in the Merger Agreement, the Stockholders' Agreement and as otherwise described in the Offer to Purchase, the Company has been advised that to the best knowledge of Purchaser and Parent, none of the Acquisition Designees has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, guarantees of profits, division of profits or loss or giving or withholding of proxies. The Company has been advised that, to the best knowledge of Purchaser and Parent, none of the Acquisition Designees has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Offer. The Company has been advised that there have been no contacts, negotiations or transactions, to the best knowledge of Purchaser and Parent, between any of the Acquisition Designees, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

                    INFORMATION WITH RESPECT TO THE COMPANY

     As of October 21, 1998, there were 20,209,606 shares of Common Stock outstanding and entitled to vote, with each share entitled to one vote. The Common Stock is the only class of voting securities of the Company which is outstanding.

             INFORMATION CONCERNING CURRENT OFFICERS AND DIRECTORS

     The executive officers and directors as of the date hereof are as follows:

NAME                                               AGE                     OFFICE
----                                               ---    ----------------------------------------
Martin E. Franklin(1)(2).........................  33     Chairman of the Board of Directors and
                                                          Director

Richard D. Capra(1)..............................  66     Chief Executive Officer and Director

Ian G.H. Ashken(1)...............................  38     Executive Vice President of Finance and
                                                          Administration, Chief Financial Officer,
                                                          Assistant Secretary and Director

Harrison H. Augur(2)(3)..........................  55     Director

George B. Clairmont(3)(4)(5).....................  49     Director

David L. Moore(2)(4)(5)..........................  42     Director

William T. Sullivan(3)(4)(5).....................  55     Director

---------------
(1) Member of Executive Committee

(2) Member of Nominating Committee

(3) Member of Audit Committee

(4) Member of Compensation/Stock Option Committee

(5) Member of Special Committee

     Directors of the Company are elected annually at the Annual Meeting of Stockholders. Their respective terms of office would continue until the next Annual Meeting of Stockholders and until their successors have been elected and qualified in accordance with the Company's Restated Bylaws. Pursuant to the terms of the ILC Merger Agreement (as defined below), for a period of two years following the date of the ILC Merger (as defined below), the Board of Directors was to be composed of five (5) members designated by the Company (or the successors of such designees) and four (4) members designated by ILC Technology, Inc. ("ILC") (or the successors of such designees). In connection with the retirement of two directors from the Board in June 1998, the Board previously agreed to a composition of four (4) members designated by the Company and three
(3) members designated by ILC. In addition, in connection with the transactions contemplated by the Merger Agreement, the Company's Directors have by unanimous vote resolved in accordance with Section 5.13 of the Agreement and Plan of Merger dated as of October 30, 1997, among the Company, BILC Acquisition Corp. and ILC Technology Inc. (the "ILC Merger Agreement"), that (i) prior to the Effective Time any of the Company's Directors elected on behalf of the Purchaser pursuant to Section 1.3(a) of the Merger Agreement shall constitute "Company Nominees" and "BEC Nominees" (as such terms are defined in the ILC Merger Agreement) and (ii) from and after the Effective Time, all of the Company's Directors nominated or designated for election by the Parent or the Purchaser shall constitute "Company Nominees" and "BEC Nominees" pursuant to Section 5.13 of the ILC Merger Agreement and that to the extent permitted by applicable law, such resolution shall be irrevocable and not subject to amendment, repeal or modification. There are no family relationships among any of the directors or executive officers of the Company.

     Martin E. Franklin is currently Chairman of the Company, Chairman of Bolle Inc., a NASDAQ listed company, and non-executive Chairman of Eyecare Products plc, a London Stock Exchange listed company. Mr. Franklin has been Chairman of the Company since December 1995 and also served as the Chief Executive Officer from December 1995 to March 1998. Mr. Franklin was Chairman and Chief Executive Officer of Benson Eyecare Corporation ("Benson"), the predecessor company of the Company, from October 1992 through May 1996. Mr. Franklin has been Chairman and Chief Executive Officer of Marlin Holdings, Inc., the general partner of Marlin Capital, L.P., a private investment partnership, since October 1996. Mr. Franklin also serves on the Boards of Specialty Catalog Corp., a NASDAQ listed company, and certain private companies. Mr. Franklin received a B.A. in political science from the University of Pennsylvania. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

     Richard D. Capra was elected to the Company's Board of Directors on March 12, 1998, on which date he also was named its Chief Executive Officer. Mr. Capra served as a member of the ILC Board from 1995 through March 1998. From July 1996 through March 1998, Mr. Capra served as President and Chief Operating Officer of ILC. From January 1991 to July 1996, Mr. Capra served as a management consultant and a director of several companies in the electrical and lighting business. He was President and Chief Executive Officer of Philips Lighting Inc., U.S., from 1983 to 1991.

     Ian G.H. Ashken, A.C.A., was appointed Executive Vice President, Chief Financial Officer, Assistant Secretary and a Director of the Company in December 1995. Mr. Ashken was Chief Financial Officer of Benson and a director of Benson from October 1992 to May 1996. Mr. Ashken also served as Benson's Executive Vice President from October 1994 to May 1996; Secretary from October 1992 to December 1993; and, Assistant Secretary from December 1993 to May 1996. Since October 1996, Mr. Ashken has been Vice Chairman of Marlin Holdings, Inc., the general partner of Marlin Capital, L.P. Mr. Ashken is a director of Eyecare Products plc, a London Stock Exchange listed company, a director and an executive officer of Bolle Inc., a NASDAQ listed company, and certain private companies. Mr. Ashken received his B.A. (Hons) in Economics and Accounting from the University of Newcastle in England. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

     Harrison H. Augur was elected to the Company's Board of Directors on March 12, 1998. Mr. Augur served as a member of the Board of Directors of ILC since 1989. He has been General Partner of Capital Asset Management since June 1987. From April 1981 to August 1991, Mr. Augur served as Executive Vice President and Director of Worms & Co., Inc.

     George B. Clairmont was elected to the Company's Board of Directors on March 12, 1998. Mr. Clairmont served as a member of the Board of Directors of ILC from July 1997 through March 1998. He has been President of Clairvest Corporation, a New York-based registered investment adviser, since 1983. Mr. Clairmont also serves as a director of Thomson-Leeds Corporation, a designer and manufacturer of point of sales displays.

     David L. Moore became a member of the Company Board in May 1996. For more than the last five years Mr. Moore has been President and Chief Executive Officer of Century 21 Home Improvements, and for more than fifteen years he has been President and Chief Executive Officer of Garden State Brickface, Inc., a leading New York metropolitan area residential and commercial remodeling firm. Mr. Moore also serves on the Board of Bolle Inc. Mr. Moore received his B.A. in Economics from Amherst College and his M.B.A. from Harvard University.

     William T. Sullivan became a member of the Company Board in May 1996. Mr. Sullivan has been President and Chief Executive Officer, and a member of the Board of Directors of Sight Resource Corporation, an optical retailer, since January 1998. Mr. Sullivan was President and Chief Operating Officer of the Company from April 1996 to April 1997. Upon Benson's acquisition of Optical Radiation Corporation ("ORC") in October 1994, Mr. Sullivan was appointed Benson's Executive Vice President of Operations. From July 1993 to October 1994, Mr. Sullivan served as the President of the Consumer Optical Group of ORC. From August 1987 through July 1993, Mr. Sullivan served as Group Vice President of the Consumer Optical Group of ORC. Prior to joining ORC, Mr. Sullivan was President of Pearle Vision Centers.

                INFORMATION CONCERNING MEETINGS OF THE BOARD OF
            DIRECTORS AND BOARD COMMITTEES AND DIRECTOR COMPENSATION

     During 1997 the Board of Directors held nine meetings.

     The Board of Directors has standing Audit, Nominating, and Compensation Committees. From time to time the Board of Directors may appoint special committees for specific purposes.

     The functions of the Audit Committee are to recommend to the Board of Directors the appointment of independent accountants for the Company, to analyze the reports and recommendations of such accountants and to review internal audit procedures and controls. The Audit Committee, which met once in 1997, currently comprises Messrs. Clairmont (Chairman), Augur and Sullivan; during 1997, the Audit Committee comprised Mr. Richard Hanselman (who subsequently resigned from the Board of Directors in connection with the ILC Merger in order to accommodate the election to the Board of ILC's designees, as described above), Ms. Bailey, who subsequently resigned from the Board of Directors, and Mr. Moore.

     The Compensation Committee is responsible for setting and administering the Company's policies governing annual compensation of key employees, managers, officers and executive officers, including setting individual annual base salaries or salary guidelines, annual bonus plans and individual participation levels, and participation in the Company's 1996 Stock Incentive Plan. The Compensation Committee met one time during 1997. The Compensation Committee currently consists of Mr. Moore (Chairman), Mr. Clairmont and Mr. Sullivan; during 1997, Dr. Charles Sydnor, (who like Mr. Hanselman subsequently resigned from the Board of Directors in connection with the ILC Merger), Mr. Richard Hanselman and Mr. Moore formed the Compensation Committee.

     The functions of the Nominating Committee include recommending nominees for election to the Board of Directors. The Nominating Committee, which did not meet in 1997, currently comprises Messrs. Franklin (Chairman), Augur and Moore; during 1997, the Nominating Committee comprised Messers. Franklin and Ashken.

     In addition to their regular and special meetings, both the Board of Directors and the committees from time to time take action by unanimous written consent, as permitted under applicable law, the Company's Restated Certificate of Incorporation and the Company's Bylaws.

     In 1997, all of the Directors attended 75% or more of the aggregate meetings of the Board and all committees thereof on which they served.

     On October 19, 1998, the Board of Directors created a Special Committee comprised of three non-management directors (Messrs. William Sullivan, George Clairmont and David Moore) to evaluate potential transactions, including the proposed Offer and Merger Agreement with Parent.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth all compensation paid to, deferred or accrued for the benefit of the Company's Chief Executive Officer and of all other executive officers of the Company who earned total compensation for 1997 exceeding $100,000 (the "Executive Group"). Except as disclosed below, no executive officer of the Company had a total annual salary and bonus for 1997 exceeding $100,000.

                                                                      LONG TERM
                                                                     COMPENSATION
                                        ANNUAL COMPENSATION(1)          AWARDS
                                     ----------------------------      OPTIONS/       ALL OTHER
NAME AND PRINCIPAL POSITION(2)       YEAR     SALARY      BONUS        SARS(3)       COMPENSATION
------------------------------       ----    --------    --------    ------------    ------------
Martin E. Franklin.................  1997    $257,500    $300,000      550,000         $ 34,541(4)
  Chairman, Chief Executive          1996    $277,455    $602,477      550,000         $  5,700(4)
  Officer                            1995    $300,000    $ 50,000            0                0
Ian G.H. Ashken....................  1997    $206,000    $168,750      100,000         $ 27,546(4)
  Chief Financial Officer,           1996    $212,981    $ 86,813      275,000         $132,275(4)(5)
  Executive Vice President of        1995    $190,000           0            0                0
  Finance and Administration
  and Assistant Secretary
William T. Sullivan(6).............  1997    $ 71,464           0            0         $350,000(6)
  Chief Operating Officer            1996    $212,981    $ 84,775      372,250         $961,618(4)(5)
  and President                      1995    $195,000           0       40,000         $106,340(4)(5)

---------------
(1) Included in the table are amounts received as compensation from Benson during the periods in question and prior to the spinoff of the Company by Benson (the "Company Spinoff") on May 3, 1996.

(2) Indicates positions held during fiscal year ended December 31, 1997.

(3) All awards reflected in this column represent stock options granted under the Company's 1996 Stock Incentive Plan (as amended). Option numbers are not adjusted to reflect the effect of the one-for-two split of the Company's common stock effective March 11, 1998.

(4) The Company maintains "split dollar" life insurance policies for Messrs. Franklin and Ashken, respectively, in amounts of $5 million and $3 million; amounts indicated as "All Other Compensation" for Messrs. Franklin and Ashken for 1997 reflect $28,877 and $21,882, respectively, reported as income in connection with such life insurance. "All Other Compensation" also includes employer matching contributions under the Company's 401(k) Savings Plan, as follows: Mr. Franklin, $5,700 for 1996 and $5,664 for 1997; Mr. Ashken, $5,700 for 1996 and $5,664 for 1997; and, Mr. Sullivan, $5,700 for 1996. Bonus earned by Mr. Franklin in 1996 included a one-time bonus of $400,000 in recognition of Mr. Franklin's successful efforts in connection with the merger of Benson with and into Essilor Acquisition Corporation (the "Essilor Merger") and the Company Spinoff.

(5) Includes cash payments received in connection with the cancellation on May 3, 1996 of then outstanding Benson Options upon the consummation of the Essilor Merger and the Company Spinoff.

(6) Mr. Sullivan resigned as an executive officer of the Company effective March 29, 1997; he remains a Director of the Company. "All Other Compensation" for Mr. Sullivan for 1997 reflects payments received pursuant to a severance agreement relating to Mr. Sullivan's resignation. See "Executive Compensation -- Employment Agreements."

(7) Represents options granted under the former Benson option plan, all of which were cancelled in connection with the Essilor Merger and the Company Spinoff on May 3, 1996.

OPTIONS/SAR GRANTS TABLE

     Except as stated below, no stock options or stock appreciation rights
(SARs) were granted in 1997 to the named executive officers. The figures disclosed below have not been adjusted to take into account the effect of the Bolle Spinoff, ILC Merger and a one-for-two reverse split of the Company's common stock occurring in March 1998.

                                                                                   POTENTIAL REALIZED
                                                                                    VALUE AT ASSUMED
                         NUMBER OF      % OF TOTAL                                   RATES OF STOCK
                         SECURITIES      OPTIONS       EXERCISE                     APPRECIATION FOR
                         UNDERLYING     GRANTED TO        OR                         OPTION TERM(2)
                          OPTIONS      EMPLOYEES IN   BASE PRICE   EXPIRATION    -----------------------
NAME                     GRANTED(1)    FISCAL YEAR      ($/SH)        DATE           5%          10%
----                     ----------    ------------   ----------   ----------    ----------   ----------
Martin E. Franklin.....   550,000(3)        31%         $4.25      03/25/2007(3) $1,322,290   $1,831,261
Ian G.H. Ashken........   100,000            6%         $4.25      05/03/2007(3) $  240,416   $  332,957
William T. Sullivan....         0            0            N/A             N/A           N/A          N/A

---------------

(1) For additional information concerning stock options, see "Executive Compensation -- Compensation Under Plans."

(2) These columns illustrate the hypothetical appreciation of the stock options under the assumption that each option appreciates at the rate of 5% and 10%, respectively, compounded annually until the date of expiration.

(3) These options vest on the earlier of (a) the date on which the Company's common stock has traded at an average closing bid price equal to $7.50/share for a twenty (20) consecutive trading day period or (b) March 25, 2005.

OPTIONS/SAR EXERCISE AND FISCAL YEAR-END OPTION/SAR VALUE TABLE

     The following table provides information on options/SARs exercised during fiscal 1997 by the Executive Group and the value of each such officer's unexercised options/SARs as of the end of such fiscal year. The figures disclosed below have not been adjusted to take into account the effect of the spinoff by the Company of its equity interest in Bolle Inc. (the "Bolle Spinoff"), the ILC Merger and a one-for-two reverse split of the Company's common stock occurring in March 1998.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR-END OPTIONS/SAR VALUES

                                                       NUMBER OF UNEXERCISED
                                                       IN-THE-MONEY OPTIONS/
                                                           SARS AT FY-END
                                                                (#)                        VALUE OF UNEXERCISED
                             SHARES ACQUIRED   --------------------------------------      IN-THE-MONEY-OPTIONS/
                               ON EXERCISE      VALUE                                        SARS AT FY-END($)
                             ---------------     ($)                                    ---------------------------
NAME                               (#)         REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                         ---------------   --------   -----------   -------------   -----------   -------------
Martin E. Franklin(1)......         0            N/A        137,500        962,500      $1,131,656     $1,352,844
Ian G.H. Ashken(2).........         0            N/A         93,750        281,250      $  124,453     $  356,484
William T. Sullivan(3).....         0            N/A        295,000          2,500      $  359,015     $    2,968

---------------
(1) Based on the closing price of BEC common stock on the New York Stock Exchange on December 31, 1997 of $5.937 and average exercise prices of $4.98 to $4.56 per share, respectively, for exercisable and unexercisable options.

(2) Based on the closing price of BEC common stock on the New York Stock Exchange on December 31, 1997 of $5.937 and average exercise prices of $4.61 to $4.67 per share, for exercisable and unexercisable options.

(3) Based on the closing price of BEC common stock on the New York Stock Exchange on December 31, 1997 of $5.937 and exercise prices of $4.72 to $4.75 per share, for exercisable and unexercisable options.

DIRECTORS' COMPENSATION

     Except as stated below, the Company's directors received no compensation in connection with their services as directors on the Board of Directors in 1997. For services rendered in 1997, all non-executive directors received fees or remuneration in the amount of $15,000; fees are paid quarterly, in arrears. Ms. Bailey's law firm has received payment for legal services from time to time provided to the Company, but such payments were not made in consideration of Ms. Bailey's services as a director. See "Certain Relationships and Related Transactions." Additionally, all non-executive directors are entitled to receive automatic grants of stock options of the Company's common stock in compensation for their services. See "Compensation Under Plans-1996 Stock Incentive Plan." See, also, "Employment Agreements." In addition, upon the retirement of Mr. Richard D. Hanselman and Dr. Charles S. Sydnor from the Company's Board of Directors, effective March 12, 1998, the Company caused all then-outstanding options granted to such Directors to vest fully.

     On October 21, 1998, each of William Sullivan, George Clairmont, Harrison Augur and David Moore were granted a stipend in the amount of $15,000, which amount is equal to the annual remuneration received by such non-executive directors, by the Board of Directors of the Company in recognition of their extraordinary efforts in connection with the negotiations with EG&G, Inc. concerning the Offer and the Merger Agreement.

EMPLOYMENT AGREEMENTS

     Martin E. Franklin. Mr. Franklin has entered into an employment agreement, as amended, with the Company (the "Franklin Employment Agreement"), pursuant to which he served as Chief Executive Officer and Chairman of the Company for an initial period of three years and thereafter subject to annual renewal. By agreement, Mr. Franklin presently serves as Chairman of the Board and Mr. Capra has assumed duties as Chief Executive Officer, effective March 12, 1998. Pursuant to the Franklin Employment Agreement, Mr. Franklin receives an annual base salary which is subject to (i) increase each year by a minimum of the annual rate of increase in the Consumer Price Index, and (ii) discretionary increases determined by the Compensation Committee of the Board of Directors from time to time; Mr. Franklin also may receive a bonus based on performance criteria to be approved by the Board of Directors. Mr. Franklin's annual base salary for 1998 has been set at $265,000. The agreement may be terminated by either party upon at least 90 days' notice prior to the end of the initial term or any subsequent renewal term. The Company may terminate the agreement with cause in the event of the death, permanent disability or certain misconduct of Mr. Franklin. The Company may terminate Mr. Franklin's employment without cause upon 30 days' notice, in which event Mr. Franklin will be entitled to receive, among other things, his existing benefits for a period of one year and any non-vested stock options then outstanding will automatically vest. The agreement contains noncompetition and nonsolicitation restrictions effective during the employment term and for a period of one year thereafter. Effective July 31, 1998, the Company and Mr. Franklin entered into Amendment No. 2 to the Franklin Employment Agreement ("Amendment No. 2"), which provides, among other things, that Mr. Franklin shall be entitled to a severance payment equal to two years' current base salary compensation in the event of a change of control of the Company, any termination without cause or in the event the Company at any time permits the Agreement to expire or elects not to renew the Agreement.

     Ian G.H. Ashken. Mr. Ashken has entered into an employment agreement with the Company. Under the agreement, Mr. Ashken serves as Chief Financial Officer of the Company and receives an annual base salary which is subject to (i) an increase each year by a minimum of the annual rate of increase in the Consumer Price Index, and (ii) discretionary increases determined by the Compensation Committee of the Board of Directors from time to time; Mr. Ashken also may receive a bonus based on performance criteria to be determined by the Board of Directors. Mr. Ashken's annual base salary for 1998 has been set at $212,000. The other terms of Mr. Ashken's employment agreement are the same as the terms of the Franklin Employment Agreement, including the provisions of Amendment No. 2.

     Richard D. Capra. Mr. Capra has entered into an employment agreement with the Company, effective March 12, 1998. Under the agreement, Mr. Capra will serve as Chief Executive Officer of the Company for a period of one (1) year. Mr. Capra will receive a base salary in the amount of $250,000. In addition, Mr. Capra, in consideration of his agreement to terminate his previously existing employment arrangements, will receive the sum of $980,000, payable over a period of four (4) years. Mr. Capra is not eligible for a bonus or any other additional compensation, except as approved by the Board of Directors. The other terms of Mr. Capra's employment agreement are materially the same as Mr. Franklin's and Mr. Ashken's employment agreements, except with respect to the termination and severance provisions thereof.

COMPENSATION UNDER PLANS

     1996 Stock Incentive Plan.

     On April 2, 1996, the Company's Board of Directors adopted the Company's 1996 Stock Incentive Plan (as amended) (the "Plan") and on April 2, 1996, Benson, as the then sole shareholder of the Company, approved the Plan. Effective March 12, 1998, the Company's stockholders approved an Amended Plan in connection with the ILC Merger and Bolle Spinoff, to increase the number of shares reserved for issuance pursuant to awards granted under the Plan and to effect certain technical changes to conform to current SEC regulations and provisions of the Internal Revenue Code. Pursuant to the Plan, employees and consultants of the Company and its subsidiaries and affiliates (other than employees subject to a collective bargaining agreement) are eligible to be selected by the Compensation Committee as participants to receive discretionary awards of various forms of equity-based incentive compensation, including stock options, stock appreciation rights ("SARs"), restricted stock awards, performance share unit awards and phantom stock unit awards, and awards consisting of a combination of such incentives. Approximately 250 persons are eligible to participate in the Plan.

     The Plan is administered by the Compensation Committee of the Company's Board of Directors (the "Compensation Committee"). The Compensation Committee, in its sole discretion, will determine which eligible employees and consultants of the Company and its subsidiaries may participate in the Plan and the type, extent and terms of the equity-based awards to be granted to them. Members of the Compensation Committee, because of their status as non-employee Directors, will receive automatic non-discretionary annual grants of stock options pursuant to the Plan.

     Under the Plan, at the time of the Essilor Merger and the Company Spinoff, each non-employee Director automatically was granted an option to purchase 10,000 shares of the Company's common stock. Additionally, effective upon the date of the Bolle Spinoff, each non-employee Director was granted an option to purchase 10,000 shares of the Company's common stock. Finally, in addition to the foregoing, on the date that a person first becomes a non-employee Director, he or she is automatically granted an option to purchase 10,000 shares of the Company's common stock. Thereafter, on the date of each annual meeting of stockholders of the Company, each non-employee Director will automatically be granted an option to purchase 2,500 shares of the Company's common stock. All such automatic grants to non-employee Directors are hereafter called "Director Options." Each Director Option has an exercise price per share equal to the fair market value of one share of the Company's common stock on the date of grant and vests and becomes exercisable over a four year period beginning on the first anniversary of the date of grant at the rate of 25% of each Director Option on each of the four years immediately following the date of grant. These grants are the only grants made to non-employee Directors under the Plan. The Compensation Committee has no discretion to make any grants under the Plan to non-employee Directors. All Director Options will be NQSO's (as defined below).

     Stock options granted by the Compensation Committee under the Plan may be "incentive stock options" ("ISOs"), within the meaning of Section 422 of the Code, or "non qualified stock options" ("NQSO's"). The exercise price of the options will be determined by the Compensation Committee when the options are granted, subject to a minimum price in the case of ISOs of the fair market value of the Company's common stock on the date of grant, unless the Compensation Committee, in its sole discretion, determines to grant a discount NQSO in lieu of a reasonable amount of salary or cash bonus, in which case the exercise price may be 85% of the fair market value of the Company's common stock on the date of grant. The option exercise price for all options granted under the Plan may be paid in cash or in shares of the Company's common stock having a fair market value on the date of exercise equal to the exercise price or, in the discretion of the Compensation Committee, by delivery to the Company of (i) other property having a fair market value on the date of exercise equal to the option exercise price, or (ii) a copy of irrevocable instructions to a stockbroker to deliver promptly to the Company an amount of sale or loan proceeds sufficient to pay the exercise price.

     An SAR may be granted by the Compensation Committee as a supplement to a related stock option or may be granted independent of any option. SARs granted in connection with an option will become exercisable and lapse according to the same vesting schedule and lapse rules that are established for the corresponding option. SARs granted independent of any option will vest and lapse according to the terms and conditions set by the Compensation Committee. An SAR will entitle its holder to be paid an amount equal to the excess of the fair market value of the Company's common stock subject to the SAR on the date of exercise over the exercise price of the related stock options, in the case of an SAR granted in connection with an option, or the fair market value of the Company's common stock on the date of grant in the case of an SAR granted independent of an option.

     Shares of the Company's common stock covered by a restricted stock award will not be issued to the recipient at the time the award is granted but will be deposited with an escrow agent until the end of the restricted period set by the Compensation Committee. During the restricted period, restricted stock will be subject to transfer restrictions and forfeiture in the event of termination of employment with the Company or a subsidiary and other restrictions and conditions established by the Compensation Committee at the time the award is granted.

     A phantom stock unit award will provide for the future payment of cash or the issuance of shares of the Company's common stock to the recipient if continued employment or other conditions established by the Compensation Committee at the time of grant are attained.

     A performance share unit award will provide for the future payment of cash or the issuance of shares of the Company's common stock to the recipient upon the attainment of certain corporate performance goals established by the Compensation Committee over three to five year performance award periods. At the end of each performance award period, the Compensation Committee decides the extent to which the corporate performance goals have been attained and the amount of cash or the Company's common stock to be distributed to the participant.

     1996 Employee Stock Purchase Plan

     The Company has authorized the 1996 Employee Stock Purchase Plan (the "Stock Purchase Plan") for persons who have been employed full-time by the Company or its subsidiaries for at least one year, pursuant to which 500,000 shares of common stock will be reserved for issuance, subject to adjustment. Eligible employees will be able to contribute, for each semi-annual period beginning on the first business day after January 1 and July 1 (each, an "Enrollment Date") and ending excess of $10,000 per semi-annual period, to purchase shares of common stock on the Exercise Date. The purchase price for each share of common stock purchased pursuant to the 1996 Employee Stock Purchase Plan will be the lesser of 85% of the fair market value of the common stock on the Enrollment Date or 85% of the fair market value of the common stock on the Exercise Date. The Stock Purchase Plan has not yet been formally implemented, and consequently no shares of common stock have been issued thereunder.

     Other

     The Company does not maintain a pension plan or other actuarial or defined benefit retirement plan for its named executive officers. The Company does not maintain any long-term incentive plans, and there was no repricing of outstanding options or SARs held by any of the Company's executive officers during fiscal year 1997. The Company's named executive officers are eligible to participate in benefit plans generally available to the Company's employees, including a 401(k) savings plan and the health and life insurance programs.

     On September 23, 1998, the Compensation Committee of the Company determined that, due to recent stock market developments, it was in the Company's best interest to offer holders of 1,065,000 options granted in March 1998 (including options to purchase 550,000 and 187,500 shares of Common Stock granted to Martin Franklin and Ian Ashken, respectively) the opportunity and option to exchange all of such options for an equal number of new options having an exercise price of $4.50 per share, the market price of the Common Stock on the effective date of the grant, in lieu of the original exercise price per share. Such options represented approximately 25% of the Options granted under the Plan. However, the foregoing was made expressly subject to the option holders accepting a shortened expiration date of September 22, 2003 instead of March 12, 2005, the expiration date of the existing options.

               COMPENSATION COMMITTEE AND STOCK OPTION COMMITTEE
                      INTERLOCKS AND INSIDER PARTICIPATION

     Effective March 12, 1998, the Compensation Committee comprises of Mr. Moore (Chairman), Mr. Clairmont and Mr. Sullivan. During 1997 and through March 12, 1998 the Company's Compensation Committee was composed of Dr. Sydnor (Chairman), Mr. Hanselman, and Mr. Moore. For information concerning certain transactions between members of the Compensation Committee and the Company, see "Executive Compensation -- Directors' Compensation."

                      REPORT OF THE COMPENSATION COMMITTEE

     This report is made by the Compensation Committee of the Board of Directors. The Compensation Committee of the Company's Board of Directors is composed of Mr. David L. Moore (Chairman), Mr. George B. Clairmont and Mr. William T. Sullivan. The committee is responsible for setting and administering the Company's policies governing annual compensation of key employees, managers, officers and executive officers, including setting individual annual base salaries or salary guidelines, annual bonus plans and individual participation levels, and participation in the Company's Plan. See "Information Concerning Meetings of the Board of Directors and Board Committees" and "Director Compensation". Compensation of executive officers, including compensation of the Chief Executive Officer, is subject to approval of the Board of Directors. The proposed compensation of any member of the Compensation Committee who also is an executive officer would be subject to ratification by the disinterested members of the Board of Directors; none of the present members of the committee are or have been executive officers of the Company, and it is the Company's policy to appoint only disinterested directors as members of the Committee.

COMPLIANCE WITH FEDERAL TAX LAW

     The committee has considered the potential impact of Section 162(m) (the "Section") of the Internal Revenue Code, as amended. The Section disallows a tax deduction for any publicly-held corporation for individual compensation exceeding $1 million in any tax year for any executive officer, unless compensation is based on performance. The Company maintains executive cash compensation significantly below the $1 million threshold, and the Company believes that any options granted under the Plan to any of its executive officers will qualify as performance-based compensation, to the extent that any of the same may result in compensation in excess of the threshold. Consequently, the committee does not believe that the Section will have any impact on the deductibility to the Company of any compensation paid to executive officers.

OVERVIEW

     The Company's executive compensation program currently includes the following key elements: base salary, cash bonuses and awards of stock options. The Company's general executive officer compensation policy is intended to: (i) support achievement of the Company's strategic goals; (ii) retain and reward sufficiently committed and talented individuals prepared to invest their talents for long term rather than short term gain and, (iii) tie executive officers' interests to Stockholder interests.

     The Compensation Committee determines base salaries for new executive officers and base salary adjustments for current executive officers by evaluating the responsibilities of the position held, the experience of the individual and individual performance. It determines stock option awards based on the same factors. In reviewing executive compensation matters, the committee may consult with the Company's human resources professionals and/or independent compensation consultants. The committee also may make use of independently available compensation survey data and other publicly available information, including publicly-disclosed compensation information of other companies of comparable size engaged in similar industries, as well as information gained through their experience as directors of other publicly and privately held corporations. The committee's determinations also are made with reference to the Company's available financial resources.

     While the Company may make use of publicly available data and other surveys in setting its general compensation policies, the Company is relatively young and has experienced a period of rapid change. Consequently, it is not possible to compare the Company or its compensation policies directly with more established companies, and the Company's executive officer compensation is not rigidly dominated by a lock-step approach to keeping executive compensation competitive with compensation levels of companies of similar size or in comparable industries. Additionally, the Company's brief history, combined with the significant changes experienced by Benson, its predecessor for accounting purposes, has rendered financial results difficult to compare from one period to another. Therefore, achievement of financial goals set by the Board on an annual basis is only one of the factors considered in setting the Company's compensation policy; successful implementation of the Company's more broadly-based strategic goals also is considered an important factor. Moreover, the Company's focus on rapid internal growth and expansion through acquisitions further affects its executive compensation policy by causing the Company carefully to husband its resources. The committee believes that annual cash compensation of its executive officers is below that which executives of comparable ability and talent could receive competitively elsewhere.

     It is the policy of the committee and the Company that a portion of an executive officer's compensation be composed of long-term performance-based compensation. In this way, the Company can conserve its financial resources while aligning the executive group's interests more strongly with the interests of the Company's Stockholders; at the same time, the Company thereby attracts executives of proven skill and ability who are prepared to invest their talents over the long term. In furtherance of this policy, the Company adopted, and the Compensation Committee has made awards and grants pursuant to, the Company's "Plan". In determining the number of stock options granted during 1996, the committee considered the same criteria discussed above with respect to base salaries.

CHIEF EXECUTIVE OFFICER COMPENSATION

     Mr. Franklin, the Company's Chief Executive Officer, has entered into an employment agreement, under which he received an annual base salary for 1997 in the amount of $257,500. For 1998, Mr. Franklin's base salary has been set at $265,000. Mr. Franklin is eligible to participate in the bonus program for executive officers. See "Executive Compensation -- Employment Agreements". The Bonus paid to Mr. Franklin for services rendered in 1997 was $300,000, awarded in recognition of extraordinary services provided in connection with the acquisition of Bolle France in July 1997 and of the acquisition of ILC Technology, Inc. and the spinoff by the Company of its interest in Bolle Inc., both of which transactions closed in March 1998 and related transactions, whereby Mr. Franklin personally helped to limit significantly transactional costs that otherwise would have been paid to third parties. The committee believes that Mr. Franklin's compensation under the employment agreement is consistent with the general policies described above. Mr. Franklin's compensation for 1998 has been determined also in recognition of the demands made upon Mr. Franklin in effecting the strategic goals of the Company and his successful efforts in positioning the Company for future growth.

                                COMPENSATION COMMITTEE
                                  Mr. David L. Moore (Chairman)
                                  Mr. George B. Clairmont
                                  Mr. William T. Sullivan.

                      COMPARATIVE STOCK PERFORMANCE GRAPH

     The graph below compares the cumulative total Stockholder return on the Company's Common Stock, based on the market price of the Common Stock, with the cumulative total return of (i) companies included in the Wilshire Small Cap Index and (ii) companies included in the Russell 1000 Index, assuming a $100 investment in the Company's Common Stock and in each such index on May 3, 1996. The Company was formed in December 1995 and the Company's Common Stock first began to trade publicly on the New York Stock Exchange on May 3, 1996. Consequently, the comparative information presented below corresponds only to the period during which the Company's Common Stock has been registered under
Section 12 of the Securities Exchange Act of 1934. The Company has never paid cash dividends.

                            Stock Performance Graph

                                                              LUMEN     RUSSELL    WILSHIRE
May-96                                                        121.39    103.95      103.64
Jun-96                                                         89.11    103.87       98.96
Jul-96                                                        103.96     98.74       91.06
Aug-96                                                         99.01    101.17       96.36
Sep-96                                                        101.58    106.69      100.54
Oct-96                                                         96.63    108.90       99.98
Nov-96                                                         94.06    116.66      105.46
Dec-96                                                        101.58    114.54      107.27
Jan-97                                                         91.68    121.23      110.83
Feb-97                                                         94.06    121.43      110.43
Mar-97                                                         91.68    115.83      106.01
Apr-97                                                         91.68    121.92      107.65
May-97                                                         86.73    129.46      117.66
Jun-97                                                         90.30    134.66      121.43
Jul-97                                                         89.11    145.41      131.76
Aug-97                                                        100.20    138.27      134.14
Sep-97                                                        102.77    145.67      142.18
Oct-97                                                        113.86    140.75      135.11
Nov-97                                                        116.44    146.68      134.05
Dec-97                                                        117.62    149.45      134.54

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company has entered into indemnification agreements with each of its directors, executive officers and certain other officers, pursuant to which the Company has agreed to indemnify each indemnitee to the fullest extent authorized by law against any and all damages, judgments, settlements and fines ("losses") in connection with any action, suit, arbitration or proceeding or any inquiry or investigation, whether brought by or in the right of the Company or otherwise, whether civil, criminal, administrative, investigative or other, or any appeal therefrom, by reason of an indemnitee's serving as a director or officer of the Company. An indemnitee is not entitled to indemnification for any losses that are (i) based or attributable to the indemnitee gaining in fact any personal profit or advantage to which the indemnitee is not entitled, (ii) for the return by the indemnitee of any remuneration paid to the indemnitee without the previous approval of the stockholders of the Company which is illegal, (iii) for violations of Section 16 of the Securities Exchange Act of 1934 or similar provisions of state law, (iv) based upon knowingly fraudulent, dishonest or willful misconduct and (v) not permitted to be covered by applicable law. The agreements provide that the indemnification under the agreement is not exclusive of any other rights the indemnitee may have under the Company's Restated Certificate of Incorporation, Restated By-laws, applicable Delaware corporate statutes or any agreement or vote of stockholders.

     The Company's non-employee Directors receive automatically stock option grants under the terms of the Plan. Each of Mr. Franklin, Mr. Ashken and Mr. Sullivan (prior to his resignation as an officer) also has received stock option grants under the terms of the Plan, and Messrs. Franklin, Ashken and Capra have entered into continuing agreements with the Company. See "Executive Compensation." On September 23, 1998, the Compensation Committee of the Company determined that, due to recent stock market developments, it was in the Company's best interest to offer holders of 1,065,000 options granted in March 1998 (including options to purchase 550,000 and 187,500 shares of Common Stock granted to Martin Franklin and Ian Ashken, respectively) the opportunity and option to exchange all of such options for an equal number of new options having an exercise price of $4.50 per share, the market price of the Common Stock on the effective date of the grant, in lieu of the original exercise price per share. Such options represented approximately 25% of the Options granted under the plan. See "Executive Compensation -- Other."

     In connection with Mr. Sullivan's resignation as an executive officer and employee of the Company, to be effective March 29, 1997 Mr. Sullivan received payment of $350,000. The Company additionally agreed to vest at March 29, 1997 all options previously granted to Mr. Sullivan then outstanding and not yet vested; all presently unexercised options granted to Mr. Sullivan remained exercisable through September 30, 1998.

     Mr. Baumgartner, who retired from the Board of Directors effective May 12, 1998 has entered into an agreement with the Company, effective March 12, 1998, pursuant to which he agreed to terminate all previously existing employment arrangements with ILC in return for payments totaling $1,100,000, payable over a term of five years.

     Ms. Nora A. Bailey, a member of the Company's Board of Directors from May 1996 to May 12, 1998, is an attorney specializing in federal tax law. In her professional capacity she has rendered legal advice and related services to both the Company and its predecessor, Benson. Ms. Bailey has rendered such services both prior to and subsequent to her appointment to the Company's Board of Directors, and it is anticipated that she from time to time in the future will be engaged to provide similar legal services to the Company. All fees paid to Ms. Bailey in connection with such services have been agreed in arms' length negotiations and are in accordance with Ms. Bailey's usual and customary billing practices. Fees paid to Ms. Bailey by the Company in connection with such services are not paid in consideration of her services as a director. Aggregate fees billed to the Company by Ms. Bailey during 1997 and year to date for 1998 were approximately $90,000 and $20,000, respectively.

     On September 23, 1998, the Company entered into Amendment No. 1 to Management Services Agreement (the "Management Services Agreement"), among the Company, Bolle Inc. ("Bolle"), of which Mr. Franklin is Chairman of the Board and approximately a 10% stockholder and Mr. Ashken is a director and executive officer, and Marlin Holdings, Inc. ("Marlin"), of which Mr. Franklin is the Chairman, Chief Executive Officer and a principal stockholder and Mr. Ashken is the Vice Chairman and a principal stockholder, pursuant to which, in effect, the Company assigned its rights and obligations under the Management Services Agreement to Marlin, which assumed the Company's obligation thereunder, and the monthly management fee payable by Bolle was reduced from $60,000 to $50,000. In connection therewith, (i) Bolle consented to the assignment and released the Company from its obligations pursuant to the Management Services Agreement arising from October 1998 through the remainder of the term and (ii) the Company assigned to Bolle any and all claims it has or may have relating to certain litigation and Bolle agreed to defend, indemnify and hold the Company harmless against all claims, damages, losses, liabilities, cost and expenses incurred in connection with such litigation, including without limitation defending any counterclaims. Furthermore, the Company entered into Amendment No. 1 to the indemnification agreement between the Company, ILC Technology, Inc. and Bolle (the "Bolle Indemnification Agreement") pursuant to which, among other things, the Bolle Indemnification Agreement was amended to clarify that Bolle was not required to indemnify and hold the Company harmless from and against losses incurred or arising from any environmental laws relating to Voltarc Technologies, Inc.

     In connection with the transactions contemplated by the Merger Agreement, on October 21, 1998, the Company entered into a Bill of Sale, Assignment and Assumption Agreement (the "Bill of Sale") with Marlin pursuant to which, among other things, effective as of the time that the Purchaser shall accept the payment, and be paid for, all Shares validly tendered and not withdrawn pursuant to the Offer, (i) the Company will transfer to Marlin its rights and obligations to certain immaterial assets held at the Company's offices in Rye, New York, certain benefits and obligations under the Management Services Agreement, from the closing of the Offer through December 31, 1998, and certain rights and obligations prior to April 30, 1999 under the terms of an aviation agreement and
(ii) Marlin will assume and agree to pay when and as due and to discharge certain debts, liabilities, obligations and taxes in respect of the assets and liabilities conveyed to it by the Company, including obligations under the Company's lease in Rye, New York (the "Lease"). In connection therewith, the Company entered into an Assignment and Assumption of Lease Agreement with Marlin, pursuant to which Marlin agreed to accept the premises and assume all the obligations of the Company under such lease arising and accruing after the closing of the Offer and to indemnify the Company and hold it harmless from and against liabilities in connection therewith. Management of the Company believes that the lease rate payable in connection with the Lease was at the fair market value.

     Pursuant to the Merger Agreement, the Parent and the Purchaser agreed that all rights to indemnification, advancement of expenses, exculpation, limitation of liability and any and all similar rights existing on the date of the Merger Agreement in favor of each present and former director, officer, employee, fiduciary and agent of the Company and each Subsidiary and their respective heirs, executors, administrators, personal representatives or assigns (collectively, the "Indemnified Parties"), as provided in their respective charters or by-laws (each as in effect on the date of the Merger Agreement), shall survive the Offer and the Merger and shall continue in full force for a period of six years from the Effective Time; provided, however, that in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect to any such claim or claims shall continue until the disposition of any such claims.

     The Merger Agreement also provides that, the Company shall, to the fullest extent permitted under applicable law and regardless of whether the Merger becomes effective, indemnify and hold harmless, and, after the Effective Time, the surviving corporation of the merger (the "Surviving Corporation") shall, to the fullest extent permitted under applicable law, indemnify and hold harmless, the Indemnified Parties against all costs and expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative (a "Proceeding"), arising out of or pertaining to any action or omission in their capacity as an officer, director, employee, fiduciary or agent, whether occurring before or after the Effective Time, to the same extent as provided in the Company's Certificate of Incorporation or By-laws as in effect on the date of the Merger Agreement, in each case for a period of six years after the date of the Merger Agreement. In the event that any claim for indemnification is asserted or made within such six-year period, all rights to indemnification in respect of such claim shall continue until the disposition of such claim. Pursuant to the Merger Agreement, the above provisions are intended to be for the benefit of, and will be enforceable by, each of the Indemnified Parties.

     The Merger Agreement further provides that through the third anniversary of the Effective Time, the Parent will maintain in effect for the benefit of the directors and officers of the Company as of the date of the Merger Agreement, directors' and officers' liability insurance policies with coverages and other terms substantially as favorable to such directors and officers as is in effect on the date of the Merger Agreement. In no event, however, will the Parent be required to expend more than an amount per year equal to 150% of the current annual premium paid by the Company as of the date of the Merger Agreement for such insurance coverage.

     In connection with the Merger Agreement, the Board of Directors of the Company approved, solely for the purposes of satisfying the requirements of
Section 203 of the General Corporation Law of the State of Delaware, the Stockholders' Agreement.

     The Merger Agreement also provides that the Parent shall cause the Company to pay, in accordance with their respective terms, certain bonuses under the Company's bonus plan for 1998, accrued vacation pay and all other payments expressly disclosed to the Parent to each of Martin E. Franklin, Ian Ashken and certain other employees of the Company who will be terminated as of the closing of the Offer. In addition, the Merger Agreement provides that the Parent shall cause the Company to make severance payments, in the amount of $530,000 and $424,000 to each of Martin Franklin and Ian Ashken, respectively, in accordance with the terms of their respective employment agreements, as amended. See "EXECUTIVE COMPENSATION -- Employment Agreements."

     No other significant transactions, business relationships, or indebtedness are known to exist between the Company and related parties (defined as directors, executive officers, nominees for director, security holders of more than 5% of the voting stock or any members of the immediate family of any of the foregoing persons).

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, to the knowledge of the Company and as of October 21, 1998, (unless otherwise indicated), (i) the number of shares of Common stock owned of record or beneficially, or both, by each person who owned of record, or is known by the Company to have beneficially owned, individually, or with his associates, more than 5% of such shares then outstanding; (ii) the number of shares owned beneficially by each director of the Company; and (iii) the number of shares owned beneficially by all directors and executive officers as a group. Unless otherwise noted, each person holds sole voting and investment power with respect to the shares shown opposite his name. All figures are adjusted (as appropriate) to reflect the effect of the one-for-two reverse split of the Common Stock that was effected on March 11, 1998 and the merger of ILC Technology, Inc. ("ILC") with and into a subsidiary of the Company (the "ILC Merger"), which was effective March 12, 1998.

                                                               AMOUNT AND NATURE OF      PERCENT OF
                  NAME OF BENEFICIAL OWNER                    BENEFICIAL OWNERSHIP(1)      CLASS
                  ------------------------                    -----------------------    ----------
Martin E. Franklin..........................................         1,039,682(2)            5.0%
  555 Theodore Fremd Avenue, Suite B302
  Rye, New York
Richard D. Capra............................................           312,338(3)            1.5%
Ian G.H. Ashken.............................................           231,250(4)            1.1%
Harrison H. Augur...........................................           136,660(5)              *
George B. Clairmont.........................................           392,127(6)            1.9%
David L. Moore..............................................            10,487(7)              *
William T. Sullivan.........................................           189,048(8)              *
All Executive Officers and Directors as a group (7
  persons)..................................................         2,302,217(9)           10.6%
Westport Asset Management, Inc..............................         1,544,152(10)           7.5%
  253 Riverside Avenue
  Westport CT. 06880
Marvin Schwartz.............................................         1,324,615(11)           6.4%(8)
  c/o Neuberger & Berman, LLC,
  605 Third Avenue, New York, NY 10158-3698
Royce & Associates, Inc.....................................         1,146,007(12)           5.5%
  1414 Avenue of the Americas
  New York N.Y 10019

---------------
   * Less than 1%.

 (1) Shares not outstanding but deemed beneficially owned by virtue of the right of an individual to acquire them within 60 days upon the exercise of an option are treated as outstanding for purposes of determining beneficial ownership and the percent beneficially owned by such individual and for the executive officers and directors as a group.

 (2) Includes 391,875 shares that Mr. Franklin has a right to acquire within 60 days upon the exercise of options. Excludes 7,691 shares held in trust for Mr. Franklin's minor children, as to which shares Mr. Franklin disclaims beneficial ownership. This director entered into the Stockholders' Agreement.

 (3) Includes 308,588 shares that Mr. Capra has right to acquire within 60 days upon exercise of options. This director entered into the Stockholders' Agreement.

 (4) Includes 131,250 shares that Mr. Ashken has a right to acquire within 60 days upon the exercise of options. Excludes 2,500 shares held in trust for Mr. Ashken's minor children, as to which shares Mr. Ashken disclaims beneficial ownership. This director entered into the Stockholders' Agreement.

 (5) Includes 77,147 shares that Mr. Augur has right to acquire within 60 days upon exercise of options.

 (6) Includes 150,000 shares held by Mr. Clairmont in a representative capacity, which he has a right to vote, and, as or to which, he disclaims beneficial ownership. This director entered into the Stockholders' Agreement.

 (7) Includes 2,812 shares that Mr. Moore has a right to acquire within 60 days upon the exercise of options.

 (8) Includes 147,500 shares that Mr. Sullivan has a right to acquire within 60 days upon the exercise of options and 848 shares with respect to which Mr. Sullivan shares voting and investment power with his spouse.

 (9) Includes 1,059,172 shares that members of the group have a right to acquire within 60 days upon the exercise of options. Excludes 10,191 shares held in trust for directors' children, as to which they disclaim beneficial ownership.

(10) Shareholdings indicated are adjusted to reflect the effect of the ILC Merger and the Company's one-for-two reverse stock split, occurring on March 12, 1998 and March 11, 1998, respectively, based on a Schedule 13G dated February 13, 1997. Westport Asset Management, Inc. ("Westport") reported beneficial ownership of 700,500 shares of ILC common stock, of which it reported 691,500 shares were held in discretionary managed accounts and 8,900 shares were beneficially owned by officers and stockholders of Westport.

(11) Based on a Schedule 13D dated March 30, 1998, Marvin Schwartz, acting in his personal capacity and not as a principal of Neuberger & Berman, LLC ("N&B"), reported that he is the beneficial owner of 1,324,615 shares of the Company's common stock outstanding as of that date. Mr. Schwartz reported that 500,307 of such shares are held in his personal account. Mr. Schwartz reported that 824,308 of such shares are held in street name in accounts for the benefit of Mr. Schwartz's family. Mr. Schwartz reported that he holds discretionary and shared dispositive power over such accounts. Mr. Schwartz reported that N&B has no voting or dispositive power over any of such shares.

(12) Shareholdings indicated are adjusted to reflect the effect of the ILC Merger and the Company's one-for-two reverse stock split, occurring on March 11 and March 12, 1998, respectively, based on a Schedule 13G/A dated June 6, 1997. A group including Mr. Charles Royce, Royce & Associates ("Royce") and Royce Management Company ("RMC") reported beneficial ownership of 519,920 shares of ILC common stock, of which 461,620 shares were reported to be owned by Royce and 58,300 were reported to be owned by RMC. Mr. Royce disclaimed beneficial ownership of any such shares.

                        COMPLIANCE WITH SECTION 16(a) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities to file reports of ownership and changes in ownership in respect of the Company's securities with the Securities and Exchange Commission. Such persons are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

     Based solely on the Company's review of the copies of such forms it has received and written representations of certain of its directors and officers, the Company believes that during 1997 all persons subject to the reporting requirements of Section 16(a) filed the required reports on a timely basis.

                               INDEX TO EXHIBITS

     The following Exhibits are filed herewith:

     Exhibit 1 -- Agreement and Plan of Merger, dated as of October 21, 1998, among the Company, Parent and the Purchaser.

     Exhibit 2 -- Opinion of Raymond James, dated October 21, 1998.*

     Exhibit 3 -- Letter to Stockholders of the Company.*

     Exhibit 4 -- Text of Joint Press Release as published October 21, 1998, issued by the Company and Parent.

     Exhibit 5 -- Stockholders' Agreement, dated October 21, 1998, among Parent,
                  Purchaser and Martin E. Franklin, Ian G.H. Ashken, Richard D. Capra and George B. Clairmont.

     Exhibit 6 -- Amendment No. 2 to Employment Agreement between Lumen
                  Technologies, Inc. and Martin E. Franklin, dated as of July 31, 1998.

     Exhibit 7 -- Amendment No. 2 to Employment Agreement between Lumen
                  Technologies, Inc. and Ian Ashken, dated as of July 31, 1998.

     Exhibit 8 -- Amendment No. 1 to Management Services Agreement, dated
                  September 23, 1998, between Bolle Inc., Lumen Technologies, Inc. and Marlin Holdings, Inc.
---------------
* Included in copies mailed to stockholders